UNITED STATES
UNITS AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE UNITS ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Farmland Reit LLC

Legal Status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

November 12, 2025

Physical Address of Issuer:

8348 Russell Ave. S., Minneapolis, MN 55431

Website of Issuer:

www.farmlandreit.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

Andes Capital Group, LLC

CIK number of intermediary:

0001348811

SEC file number of intermediary:

008-67202

CRD number, if applicable, of intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the Offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive any other direct or indirect compensation.

Type of Security Offered:

Membership Interests denominated as Class B Units.

Target number of Units to be offered:

2,500 Class B Units

Price (or method for determining price):

$100.00 per Class B Unit

Target offering amount:

$250,000

Minimum Investment Amount:

$500.00 (5 Class B Units)

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

$5,000,000

Maximum number of Units to be offered:

50,000 Class B Units

Deadline to reach the offering amount:

April 29, 2027

Disbursement from Escrow: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Units will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "**Escrow Close**") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 0

	Most recent fiscal year-end (2025)
Total Assets	$0
Cash & Cash Equivalents	$0
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$0
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0
Net Income	$0

The jurisdictions in which the issuer intends to offer the Units:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Units Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Farmland Reit LLC

By

_____

Michael Martin
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Units Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____

Michael Martin
Chief Executive Officer

April 28th/2026
_____
(Date)

TABLE OF CONTENTS

FORM C OFFERING MEMORANDUM	7
RISK FACTORS	16
OWNERSHIP AND CAPITAL STRUCTURE	30
USE OF PROCEEDS	36
EXHIBIT A: FINANCIALS	
EXHIBIT B: SUBSCRIPTION AGREEMENT	
EXHIBIT C: CERTIFICATE OF FORMATION	
EXHIBIT D: OPERATING AGREEMENT	

APRIL 30, 2026



FARMLAND REIT LLC

FORM C
Up to $5,000,000 of Class B Units
$100.00 per Unit

Farmland Reit LLC(the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of Two Hundred Fifty Thousand US Dollars ($250,000 (the "**Target Offering Amount**")) and up to a maximum amount of Five Million US Dollars ($5,000,000 (the "**Maximum Offering Amount**")) of Membership Interests denominated as Class B Units (the "**Units**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 29, 2027 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Units will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company is seeking to raise funding of up to Five Millon US Dollars ($5,000,000.00) through the sale of 50,000 Class B Units. Investors will receive equity ownership in a community-based business that offers several lines of collaborative businesses, and owns and operates multiple connected properties. As noted in the Use of Proceeds section below, funds from the offering will be used to improve the Commons, specifically the business operations and the real estate value.

Potential purchasers of the Units are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Units are set forth below in the section titled "**The Offering and the Units**". In order to purchase the Units, you must complete the purchase process through our intermediary, Andes Capital Group, LLC ("**Andes**" or the "**Intermediary**"). All committed funds will be held in escrow with Encore Bank ("**Encore**" or the "**Escrow Facilitator**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Class B Units, as further described below. Units sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors' beneficial interest in the Units. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Units at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Units at any time for any reason.

Investors will be required to review and execute the Company's Operating Agreement. Upon completion of the purchase obligations contained herein and execution of the Company's Operating Agreement, the Company will issue the Class B Units. Recipients of the Class B Units are members of the Company and will be referred to herein as Class B Members.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state Units commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any Units offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Units are offered under an exemption from registration; however, the SEC has not made an independent determination that these Units are exempt from registration.

THE COMPANY

1.   Name of issuer: **Farmland Reit LLC**

<center>**ELIGIBILITY**</center>

2.   **Farmland Reit LLC** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Units Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Units Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. Units laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: www.investfarmlandreit.com

1. The issuer must continue to comply with the ongoing reporting requirements until:
2. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
3. The Company has filed, since its most recent sale of Units pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
4. The Company has filed, since its most recent sale of Units pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
5. The Company or another party repurchases all of the Units issued in reliance on Section 4(a)(6) of the Units Act, including any payment in full of debt Units or any complete redemption of redeemable Units; or
6. the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Michael Martin	Chief Executive Officer, Farmland Reit LLC	Manages, analyzes, and recommends investments in income-producing real estate	November 12, 2025 - present
	Chief Executive Officer, Real Estate Marketplace LLC	Manages, analyzes, and recommends investments in income-producing real estate	October 10, 2023 - present
Blaine Phillips	Business Advisor, Farmland Reit LLC	Manages, analyzes, and recommends investments in income-producing real estate	November 12, 2025 - present
	Owner, Phil-ton Farms	Management and operations of Phil-ton farms, harvesting and livestock	June 1965 - present
Troy Phillips	Business Advisor, Farmland Reit LLC	Manages, analyzes, and recommends investments in income-producing real estate	November 12, 2025 - present
	Operational Farmer, Phil-ton Farms	Day-to-day operations of farms	December 1984 - present
Bradley Phillips	Business Advisor, Farmland Reit LLC	Manages, analyzes, and recommends investments in income-producing real estate	November 12, 2025 - present

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
	Operational Farmer, Phil-ton Farms	Handled operations of farming such as harvesting crops and livestock care	December 1987 - present
	Owner and Landscape Designer, Phillips Design	Landscape design for residential and commercial properties throughout Minnesota	September 1984 - present

BIOGRAPHIES

Mike Martin *Chief Executive Officer*
Mike Martin brings extensive entrepreneurial and executive leadership experience to Farmland Reit. Educated as a Doctor of Chiropractic, Mike has founded and led multiple successful healthcare ventures, including a chiropractic clinic, an outpatient rehabilitation facility, and a diagnostic center specializing in traumatic brain injury. With a track record of managing profitable service-based businesses, Mike understands the operational discipline and financial rigor needed to scale an investment platform. At Farmland Reit, he oversees strategic direction, compliance, and investor relations.

Blaine Phillips *Senior Advisor – Land Acquisition & Operations*
Blaine Phillips is a third-generation farmer with over 59 years of agricultural experience. He is the owner of Phil-Ton Farms, a 140-year-old family farm based near Mankato, Minnesota. Over the decades, Blaine has expanded his family's holdings and helped introduce innovative practices by collaborating with international farming communities. His deep understanding of land value, soil health, and long-term agricultural cycles provides Farmland Reit with a unique edge in sourcing, evaluating, and optimizing farmland assets.

Troy Phillips *Operations & Strategy Advisor*
Troy Phillips is a fourth-generation farmer with 35 years of hands-on agricultural expertise. He leads day-to-day operations at Phil-Ton Farms and has spearheaded several strategic developments, including the successful integration of a hog operation that created synergies in fertilizer use and capital efficiency. Troy brings a highly practical understanding of operational improvements that enhance asset performance — key to Farmland Reit's value-add strategy.

Bradley Phillips *Agricultural Consultant & Special Projects*
Bradley Phillips, also a fourth-generation farmer, offers 37 years of experience in crop and livestock farming, with a background in soybeans, corn, and dairy operations. Beyond agriculture, Brad founded and ran a successful landscape design business, inspired by his work on the family farm. At Farmland Reit, he provides strategic insight into diversified land use and long-term farmland improvement initiatives.

SUMMARY OF THE OPPORTUNITY

Farmland Reit uses a Reg CF offering to welcome accredited and non-accredited investors with low minimums, expanding access to farmland ownership. Investors may receive a 5.5% preferred return from day one through stabilized farmland rental income, offering predictable passive income.

DESCRIPTION OF BUSINESS

Farmland Reit LLC ("**Farmland**," the "**Company**," "**we**," "**us**" or "**our**") is a real estate investment trust that acquires income-generating farmland across the U.S., giving everyday investors access to stable returns, inflation protection, and portfolio diversification. We target retail investors seeking steady, long-term growth through tangible, recession-resilient assets.

MISSION
Farmland Reit empowers everyday investors to build long-term wealth through access to high-quality, income-generating farmland—delivering stability, diversification, and impact through sustainable agriculture.

INDUSTRY TRENDS
Agricultural real estate values increased by $180 an acre over last year, according to USDA's National Agricultural Statistics Service (NASS). The Land Values 2025 Summary Report, released on Aug. 1, shows a 4.3% increase, bringing the average to $4,350 per acre. This follows a 5%, or $200, increase between 2023 and 2024 and marks the fifth consecutive increase in agricultural land values. Cash rent values for cropland were up 0.6% to a record $161 per acre and pastureland rent stayed flat at $16 per acre.[1] Between 2017 and 2022, the number of farms in the U.S. declined by 141,733 or 7%. Conducted every five years, the Census of Agriculture collects data on land use and ownership, producer characteristics, production practices, income and expenditures. While the number of farm operations and acres operated declined, the value of agricultural production increased, rising from $389 billion in 2017 to $533 billion in 2022 (40% nominally and 17% adjusted for inflation). These updated numbers highlight the continuing trend of fewer operations farming fewer acres of land but producing more each year.[2] Global alternative assets, which include private equity, real estate, hedge funds, private credit, and infrastructure, are experiencing rapid growth, with total assets under management (AUM) projected to rise from $16.78 trillion at the end of 2023 to over $29 trillion by 2029.[3]

Most individual investors have no way to directly invest in farmland, a historically stable and high-performing asset class. **Farmland Reit provides** everyday investors with access to institutional-grade farmland through a transparent, professionally managed REIT structure.

Traditional investment portfolios are increasingly vulnerable to market swings, inflation, and economic uncertainty. **Farmland Reit offers** a recession-resilient, inflation-hedged asset that delivers steady income and long-term capital appreciation.

---

[1] *Source: https://www.fb.org/market-intel/real-estate-rising-farmland-values-hit-record-high*

[2] *Source: https://www.fb.org/market-intel/over-140-000-farms-lost-in-5-years*

[3] *Source: https://www.preqin.com/insights/research/blogs/preqin-forecasts-global-alternatives-aum-to-rise-to-usd29-22tn-by-2029?original_referrer=https%3A%2F%2Fwww.google.com%2F*

Investing in farmland requires deep agricultural knowledge and on-the-ground management, which most investors lack. **Farmland Reit leverages** over 140 years of multi-generational farming experience to make strategic acquisitions and maximize asset value.

PLAN OF OPERATIONS

The Company plans to raise $5 million through Regulation CF offering to provide for the following:

- Funding initial farmland acquisitions and acquiring stabilized, income-producing farmland properties across the U.S;
- Begin distribution of 5.5% preferred returns to investors;
- Establishing internal systems for property management and investor reporting;
- Implementing strategic upgrades—such as soil enhancement, infrastructure, or crop diversification—to improve tenant satisfaction and asset value; and
- Building awareness through digital marketing, PR, and outreach to retail investor communities.

Farmland Reit plans to buy portfolios of farmland, including row crops (corn, soybeans) and permanent crops (nuts, fruits), often diversifying across regions to reduce risk. Farmland Reit uses long-term triple net lease (NNN), where the tenant farmer pays property taxes, insurance, and maintenance, reducing the Company's operational burden. Primary revenue shall come from cash rent or a percentage of crop sales (participation leases), providing stable, often inflation-linked income.

ADHERENCE TO STATE LAW – Farmland Reit plans to purchase farmland by identifying suitable land, conducting rigorous due diligence (soil tests, water rights, zoning), negotiating with sellers, and closing the transaction, often using a sale-leaseback model. Key state-specific procedures include:

- checking corporate farming restrictions;
- adhering to state environmental regulations;
- complying with local water rights laws;
- filing corporate ownership reports with state departments of agriculture; and
- Analyze soil productivity, climate suitability, and land quality to estimate value.

The Company will verify groundwater/surface water permits, irrigation infrastructure, and water district records; will review state-specific zoning laws, land-use restrictions, and environmental rules such as individual state corporate farm reporting laws and will inspect property tax records, title, and existing leases prior to acquisition and operations.

COMPETITION

Gladstone Land Corporation

Gladstone Land Corporation (NASDAQ: LAND) is a publicly traded real estate investment trust that focuses on acquiring and leasing farmland across the United States. With a strong emphasis on permanent crops such as fruits and nuts, it provides long-term lease agreements to large-scale corporate agricultural operators. The company appeals to income-focused investors by offering consistent dividends and maintaining a diversified farmland portfolio across multiple states. However, access is limited to stock market investors, and the model is more corporate-heavy than hands-on agricultural.

Farmland Partners Inc.
Farmland Partners Inc. (NYSE: FPI) is one of the largest U.S.-based farmland REITs, managing more than 150,000 acres in over 15 states. The company leases farmland to more than 100 tenants who produce a wide variety of crops, offering a diversified exposure to agricultural markets. FPI is known for its scale and public market presence, but the investment experience is primarily geared toward institutional and high-net-worth investors. It lacks the ground-level farmer engagement and accessibility that newer models like Farmland Reit offer to everyday investors.

FarmTogether
FarmTogether is a private equity farmland investment platform offering fractional ownership in U.S. farmland through an online portal. It caters mainly to accredited investors with minimums often starting at $15,000 or more. The company offers a curated selection of farmland deals, focusing on yield potential and long-term appreciation. However, its structure lacks share liquidity, making exits more difficult compared to public REITs. It also doesn't offer immediate cash flow returns or the farming heritage and operational transparency that Farmland Reit integrates into its model.

FEATURE/ADVANTAGE	FARMLAND REIT	GLADSTONE LAND (LAND)	FARMLAND PARTNERS (FPI)	FARMTOGETHER
Open to non-accredited retail investors	**YES**	**YES**	**YES**	**NO**
Minimum investment under $1,000	**YES**	**YES**	**YES**	**NO**
Offers preferred return	**YES**	**NO**	**NO**	**NO**
Secondary market liquidity (public or tokenized shares)	**YES**	**YES**	**YES**	**NO**
Investment backed by real property	**YES**	**YES**	**YES**	**YES**
Hands-on advisory team with 140+ years farming experience	**YES**	**NO**	**NO**	**NO**
Focus on strategic value-add improvements to farmland	**YES**	**NO**	**NO**	**NO**
Combines capital appreciation and stable rental income	**YES**	**YES**	**YES**	**YES**
Tokenized ownership for transparency	**YES**	**NO**	**NO**	**NO**
Public Reg CF and Reg A model	**YES**	**NO**	**NO**	**NO**

RISK FACTORS

An investment in the Class B Units involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring the Units offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Units and the market price of our Units, which could cause you to lose all or some of your investment in our Units. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "**Forward-Looking Statements Disclosure**" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Units in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an

interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We are subject to various regulations, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

The geographic concentration of our portfolio could cause us to be more susceptible to adverse weather, economic or regulatory changes or developments in the markets in which our farms are located than if we owned a more geographically diverse portfolio, which could materially adversely affect the value of our farms and our ability to lease our farms on favorable terms or at all.

We are susceptible to developments or conditions in these states and/or the specific counties in which our farms are located, including adverse weather conditions (such as drought, windstorms, tornadoes, floods, hail, snowstorms, and temperature extremes), transportation conditions, crop disease, pests and other adverse growing conditions, health crises and pandemics, and unfavorable or uncertain political, economic, business or regulatory conditions (such as changes in price supports, subsidies and environmental regulations). Any such developments or conditions could materially adversely affect the value of our farms and our ability to lease our farms on favorable terms or at all, which could materially adversely affect our financial condition, results of operations, cash flow, and ability to make distributions to our investors.

Our investments in pastured livestock have additional capital risks compared to our commodity and vegetable row crop farms because if diseased or damaged, it requires multiple years and substantial capital to redevelop the revenue producing assets, which could materially adversely affect our results of operations and ability to make distributions to our investors.

A number of our farms are focused on pastured livestock for either dairy or meat production. And in the future, we expect to add to our investments in farmland used for pastured livestock and, under limited circumstances, dairy production. Such investments would increase our concentration of livestock-based investments. Livestock production involves more risk than annual vegetable and commodity row crops because livestock investment requires more time and a greater capital investment. The livestock herd is susceptible to disease. If a farmer loses part of its herd to flooding, fire, or disease, there would generally be significant time and capital needed to replace the animals and it may take years to resume production.

We plan to lease many of our farms to family-owned farms, small, and medium-sized independent farming operations, and younger farmers, which may have limited financial and personnel resources and, therefore, may be less stable than larger companies or agribusinesses, which could impact our ability to generate rental revenue.

We plan to lease many of our farms to family-owned farms and small- and medium-sized farming operations, which will expose us to several unique risks related to these entities. For example, family-owned farms and small- and medium-sized agricultural businesses may be less able than larger farming operations to make lease payments when they experience adverse events. The success of family-owned farms and small- and medium-sized farming businesses may also depend on the management talents and efforts of one or a small group of persons. The death, disability, or resignation of one or more of these persons could have a material adverse impact on our farmers and, in turn, on us.

Our tenants and borrowers may frequently be younger operators. Young farmers may have less experience overall, particularly regarding the business planning associated with taking on substantial lease and mortgage obligations. At the same time, the young farmers are generally more experienced than their age may initially suggest, given what are typically strong family farming backgrounds. These "multi-generational" farmers often establish or expand their businesses after growing up farming with parents and grandparents. Thus, they likely have multi-generational and community support structures to offer guidance. Nevertheless, it is a fact that these young farmers have less years of experience than an older farmer would generally have.

Our business could be dependent in part upon the profitability of our tenants' and borrowers' farming operations, and any downturn in the profitability of their farming operations could have a material adverse effect on the amount of rent we can collect and, consequently, our cash flow and ability to make distributions to our investors.

We could depend on our tenants and borrowers to operate the farms in a manner that generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent or interest, as well as pay real estate taxes, maintain certain insurance coverage and maintain the farms generally. The ability of our tenants to fulfill their obligations under our leases depends, in part, upon the overall profitability of their farming operations, which could be adversely impacted by, among other things, adverse weather conditions, crop prices, global supply of arable farmland, crop disease, pests, contaminants, and unfavorable or uncertain political, global health, economic, business, or regulatory conditions. We can provide no assurances that, if a tenant defaults on its obligations to us under a lease, we will be able to lease or re-lease that property on economically favorable terms in a timely manner, or at all. In addition, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment.

Due to the nature of crops as a commodity, there is a risk that crop prices could fall to levels that will not sustain an ongoing operation and may result in default or payment delays. Similarly, farming has historically been a marginally profitable business and, therefore, projected profits or variable rent payments may not materialize. Any downturn in the profitability of the farming operations of our tenants/borrowers, without insurance to make up the difference, or a downturn in the agricultural industry could have a material adverse effect, on our financial condition, results of operations, cash flow, and ability to make distributions to our investors. Although we continue to seek means to reasonably diversify our portfolio, concentration in our portfolio may exacerbate any potential impacts.

Global health crises could negatively impact our farmland investments.

Global health crises, similar to the COVID-19 outbreak, could have a materially adverse effect on the financial condition of farms in our portfolio. The outbreak of COVID-19 resulted in governmental authorities implementing numerous measures to try to contain the virus, such as quarantines, shelter in place orders, and shutdowns. The slow pace of vaccination efforts as well as the risk of more variants, among other things, mean that the crisis is still ongoing. Pandemics similar to COVID-

19, or a resurgence of COVID-19, may cause market volatility in commodity prices and could result in other market uncertainties. Pandemics affect demand for certain products from the wholesalers, distributors, processors, cooperatives, and producers to whom our farmers sell, and it is likely that the outbreak of a similar pandemic will cause an economic slowdown. Our farmers' ability to grow their businesses, contract for labor and supplies, sell crops, and access supply chains could be materially affected. Risks related to an epidemic, pandemic, or other health crisis such as COVID-19 could severely disrupt farmer operations and thus lower the lease and mortgage revenue from our farmland investments.

We may be subject to risks associated with our tenants' and borrowers' financial condition and liquidity position.
Leases may not require the full payment of rent in cash in advance of the planting season, which subjects us to credit risk exposure to our farm-operator tenants and the risks associated with farming operations, such as weather, commodity price fluctuations and other factors. We may also be exposed to these risks with respect to flexible leases for which a portion of the rent is based on a percentage of a tenant's farming revenues and leases with terms greater than 1 year. We also may not become aware of a tenant's financial distress until the tenant fails to make payments to us when due, which may significantly reduce the amount of time we have to evict the tenant and re-lease the property to a new tenant before the start of the spring planting season, should we choose to do so. These risk scenarios also apply to our borrowers—we may have limited efficient recourse upon borrower default.

We may be unable to collect balances due on our leases or mortgages from any tenants or borrowers in bankruptcy, which could materially adversely affect our financial condition, results of operations and cash flow.
We are subject to tenant and borrower credit risk. Our tenants, particularly those that may depend on debt and leverage, could be susceptible to bankruptcy if their cash flows are insufficient to satisfy their financial obligations, including meeting their obligations to us under their leases. A tenant in bankruptcy may be able to restrict our ability to collect unpaid rent and interest during the bankruptcy proceeding and may reject the lease. If a bankrupt tenant rejects a lease with us, any claim we might have for breach of the lease, excluding a claim against collateral securing the lease, would be treated as a general unsecured claim. Our claim would likely be capped at the amount the tenant owed us for unpaid rent prior to the bankruptcy unrelated to the termination. In addition, a tenant may assert in a bankruptcy proceeding that its lease should be re-characterized as a financing agreement. If such a claim is successful, our rights and remedies as a lender, compared to a landlord, will generally be more limited. In the event of a tenant bankruptcy, we may also be required to fund certain expenses and obligations (*e.g.,* real estate taxes, debt costs and maintenance expenses) to preserve the value of our farms, avoid the imposition of liens on our farms or transition our farms to a new tenant. Again, bankruptcy by borrower's present certain similarities. Our financial condition, results of operations, and ability to make distributions to our investors could be materially adversely affected if a tenant or borrower declares bankruptcy.

Our failure to identify and consummate acquisitions that meet our investment criteria would significantly impede our ability to achieve our business objectives, including growing our portfolio and diversifying by geography, crop type, and farmer, which could materially adversely affect our results of operations and ability to make distributions to our investors.
Our ability to expand through acquisitions is integral to our business strategy and requires that we identify and consummate suitable acquisition or investment opportunities that meet our investment criteria and are compatible with our growth strategy. While we continue to actively seek and evaluate farms for potential purchase as well as potential mortgage and operating line of credit borrowers, there is no guarantee that we will be able to continue to find and acquire such assets at attractive prices (or, in the case of our loan products, borrowers) or that any such acquisitions will not initially result in our portfolio being concentrated in a certain geography or crop type.

Additionally, we compete for the acquisition of farmland and related assets with many other entities engaged in agricultural and real estate investment activities, including individual and family operators of farming businesses, corporate agriculture companies, financial institutions, institutional pension funds, real estate companies, private equity funds and other private real estate investors. Our competitors may have greater resources than we do and may be willing to pay more for certain assets or may have a more compatible operating philosophy with our acquisition targets. In addition, the number of entities and the amount of funds competing for suitable investment farms may increase, resulting in increased demand and increased prices paid for these farms. Our failure to identify and consummate acquisitions that meet our investment criteria, including our target allocation ranges for crop type, would significantly impede our ability to achieve our business objectives, including growing our portfolio and diversifying by geography, crop type, and farmer, which could materially adversely affect our results of operations and ability to make distributions to our investors.

Some state laws prohibit or restrict the ownership of agricultural land by business entities, which could impede the growth of our portfolio and our ability to diversify geographically.

Certain states in which a substantial amount of farmland is located, including for example Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, Oklahoma, South Dakota, and Wisconsin have laws that prohibit or restrict to varying degrees the ownership of agricultural land by corporations or business entities like us. Additional states may, in the future, pass similar or more restrictive laws, and we may not be legally permitted, or it may become overly burdensome or expensive, to acquire farms in these states, which could impede the growth of our portfolio and our ability to diversify geographically in states that might otherwise offer compelling investment opportunities.

We are subject to state and local land use laws, including with respect to easements, and these issues may impact our ability to implement our business plan.

Pre-existing easements may impact the value of assets we purchase or the ability of our farmers to use that land for farming. For certain farmland investments, we have or may pursue the establishment of a conservation easement. If successful, we may be compensated for a portion of the development value that is contributed, but such an easement restricts the usage of the property and may affect its resale value. There is no guarantee that we will be able to resell a property at its new cost basis after a conservation easement is established.

Our anticipated growth, expansion, and diversification may require additional corporate infrastructure or restructuring.

Although we do not foresee such a need at this time, it is possible that certain structural changes may be necessary in the future to most effectively manage both the legacy buy-and-lease acquisitions and the mortgage and other loan business, or for example, any planned geographic expansion. Our platform for operating our business may not be as scalable as we anticipate or able to support significant growth without substantial new investment in personnel and infrastructure.

There could be significant administrative, legal, and accounting costs incurred by us associated with such restructuring. If we are unable to make significant investments on a timely basis or at reasonable costs, our business and operations could be materially adversely affected.

We may make equity investments in farm businesses, which would require development of new practices and standards, with uncertain financial outcomes.

Farmland Reit is constantly evaluating new financial tools to meet the needs of our farmers while furthering our financial and impact goals. One such tool is to deliver capital to a farm through an equity investment. This would be an investment in farming or farm-related business, not simply the purchase of or financing of real estate. Equity investments would require Farmland Reit resources, cause us to explore the impact such an investment could have on our tax status, regulatory exemptions upon which we rely, our operations and due diligence process, and underwriting standards. This exploration may limit us to only a few significant equity investments. Moreover, limitations on such investments may be appropriate to ensure our compliance with REIT income rules. Equity investments would face numerous risks, including, for example, being junior in interest to any creditors of the farm.

If our farms do not have access to adequate water supplies or proper drainage, it could harm our ability to lease the farms or to farm them on favorable terms or at all, which could have a material adverse impact on the value of our farms and our results of operations and our ability to make distributions to our investors.

To farm, there must be suitable access to water as well as proper drainage. We expect to acquire assets with sufficient water and access to proper drainage; however, our analysis and surveys of the water availability and our properties may be incorrect, and water availability and rights may be affected by federal, state, and local government regulations, policies, and practices as well as private sector rights, actions, and inactions. If we are unable to obtain or maintain sufficient water supplies for our farms or if they do not have proper drainage, or the costs incurred to obtain or maintain the water supplies cause the farming operation to be less profitable, which would impact the ability of our tenants and borrowers to make timely payments. Moreover, these water problems could negatively impact our ability to lease our farms on favorable terms or at all would be significantly impaired, which could have a material adverse impact on the value of our farms and our results of operations and ability to make distributions to our investors.

Additionally, for any farms that we invest in in the future that depend upon rain water rather than local water access, our tenants or borrowers on that property may be susceptible to extended droughts, and any failure on the part of such tenants/borrowers to procure adequate crop insurance, where available, would impact the ability of such tenants to make payments, which would have a material adverse impact on our ability to generate returns on our farms.

Our farms may be subject to adverse weather conditions, seasonal variability or alternate bearing, crop and livestock disease and other contaminants, which may affect our farmers' ability to make payments, and thereby have a material adverse effect on our results of operations, financial condition, and our ability to make distributions to investors. Crop insurance may be limited, inapplicable, or unavailable to make up any shortfall under these scenarios.

Our farms are vulnerable to adverse weather conditions, including drought, windstorms, tornadoes, floods, and temperature extremes, which are quite common but difficult to predict. Unfavorable growing conditions can reduce both crop size and crop quality. Seasonal factors, including supply and consumer demand, may also affect the crops grown by our tenants. In extreme cases, entire harvests may be lost in some geographic areas.

A significant portion of the U.S. has experienced severe drought conditions over the past few years and this could have negative short-term impacts on U.S. agriculture generally, including less crop production, increased competition for farmland due to distressed sales, and lower farm income. Such conditions could have a materially adverse impact on our farming operations on our farms or longer-term effects on the U.S. agricultural industry generally. In addition, farms located near rivers or other water sources may be more susceptible to floods and drainage problems in periods of sustained rain. Our farms may also be vulnerable to crop disease, pests, and other contaminants. Damages to farmers' crops from drainage issues, crop disease or pests may vary in severity and effect, depending on the stage of production at the time of the drainage issue, infection or infestation, and, with respect to infestation or infection, the type of treatment applied and climatic conditions. The costs to control infestations vary depending on the severity of the damage and the extent of the plantings affected. These drainage issues or infestations can increase the costs and decrease the revenues of our tenants and borrowers. Farmers may also incur losses from product recalls, fines, or litigation due to other contaminants that may cause food borne illness. It is difficult to predict the occurrence or severity of such product recalls, fines, or litigation as well as their impact upon our tenants.

We may seek to require tenants to obtain crop insurance to the extent reasonably commercially available. In some cases, it may not be economic for a tenant operator or borrower to insure a crop, or insurance may simply be unavailable, which may result in a farm managing an uninsured crop, or that particular farm not being able to produce a crop that would result in the most valuable yield.

Future climate changes could materially adversely impact the value of our farms, our ability to lease our farms, our results of operations, and our ability to make distributions to our investors.

In addition to the general risks that adverse weather conditions pose for our tenants and borrowers, including their ability to make their rental or mortgage payments, the value of our farms and the operations of our tenants and borrowers may be subject to risks associated with long-term effects of climate change. Some climatologists have predicted that the impacts of climate change could include increases in average temperatures, more extreme temperatures, changes in rainfall patterns, severe droughts, and increases in volatile weather over time. Such effects of climate change could make our farms less suitable for farming or other alternative uses, which could materially adversely impact the value of our farms, our ability to lease our farms or otherwise generate revenues from our farms, our results of operations and our ability to make distributions to our investors.

Agricultural technology enhancements, including genetic engineering, could adversely impact our anticipated returns, which in turn could have a materially adverse effect on our results of operations and financial condition.

Future advances in seed technology, genetic engineering, irrigation improvements and other agricultural technology enhancements may lead to higher crop production on existing farmland, which could put downward pressure on the demand for crops. As a result, we could experience a reduction in our anticipated returns, which are, in part, based on certain assumptions regarding increased global demand for crops and declining availability of farmland, which in turn could have a materially adverse effect on our results of operations and financial condition.

The market prices of the crops that our farmers could produce have experienced volatility in the past and may experience volatility in the future, which may affect our farmers' ability to pay rent or mortgage payments and, accordingly, may have a material adverse impact on our financial condition, results of operations and our ability to make distributions to our investors.

Prices of crops are volatile and can fluctuate due to conditions that are difficult to predict, including global competition with respect to supply and resources, crop yields, technological developments, severe weather and crop disease in the major crop production regions worldwide, domestic and international demand for a given crop and for U.S. agricultural products generally, and changes in governmental policies regarding agriculture, energy, trade, fiscal and monetary issues, particularly with regard to subsidies and tariffs, any of which may result in either increases or decreases in the value of the crops that our tenants produce each year. Competition may also increase from alternative farming ventures, such as controlled-environment farming (cultivation indoors in which conditions are highly regulated) using soil or hydroponic methods (cultivation in water with mineral supplements, without soil). Any of these factors could adversely affect the ability of our borrowers and tenants to meet their obligations to us and our ability to lease or re-lease farms on favorable terms, or at all, which could have a material adverse impact on the value of our farms, our financial condition, results of operations, and our ability to make distributions to our investors.

Adverse changes in government policies related to farming, including decreases in farm subsidies, tax incentives or the percentage of ethanol that must be blended into fuel, could reduce prices of crops and the profitability of farming operations, which could materially adversely affect the value of our farms and our results of operations.

There are several state and federal government programs that provide subsidies and tax and other incentives to farm operators. Some of these programs have been in operation since the 1930s and were intended to stabilize the income of farm operators and protect them from agricultural setbacks such as wind damage, floods, drought, and crop disease. In addition, in recent years both the U.S. federal government and certain state governmental agencies have required that transportation fuel sold in the U.S. contain a minimum volume of renewable fuel, including ethanol. These renewable fuel requirements have caused ethanol demand to increase substantially, which in turn has had a positive impact on the price of corn and commodity row crop farmland prices in general. The elimination or reduction of any of these subsidies or other incentives, the widespread use of other forms of renewable fuel or reduction in renewable fuel requirements in the future could reduce the prices of crops and the profitability of farming operations, which could materially adversely impact the value of our farms and our ability to lease them on favorable terms, or at all, which would have a material adverse effect on our results of operations.

Our commitment to farmers, and the possibility of tenant purchase of our farms, may result in sales at times or in amounts that may not be optimal without such a policy and commitment.

Our commitment to long-term land tenancy for our farmers may be implemented with standard initial lease periods (typically 1 year) with multiyear (2-3 year) 'evergreen' / automatic renewals thereafter. While we do not structure formal purchase options on our farms, we may allow a farmer to purchase a farm any time after a minimum number of years, giving the farmer the potential that they could acquire it for their own land portfolio should they desire to do so. While we intend to use a 'higher of cost or market' valuation, the risks to us in selling these farms are that (a) new farms and/or farmland that we purchase may not be as good in quality or in as ideal a location or geography as we would prefer and (b) we may sell more farmland in any given time period than we would prefer to do so from a purely portfolio structure perspective.

While we believe that our senior management team has significant business acumen, we cannot assure you that the past experience of our management team will be sufficient to successfully operate our Company as a REIT, meet our regulatory obligations, or to appropriately deploy the amount of capital we hope to receive in this Offering.

We cannot assure you that the past experience of our management team will be sufficient to successfully operate our Company as a REIT or in the context of this Offering, including the requirements to timely meet the disclosure requirements of the SEC under our obligations pursuant to Regulation CF. We regularly review our processes and compliance resources, but maintaining, reviewing, and managing these compliance programs places a significant strain on our management systems, infrastructure, and other resources, any of which could materially adversely impact our business, results of operations, and financial condition. An inability to prudently manage fundamental changes to our business or the deployment of capital could materially adversely affect our results of operations and our ability to make distributions to our investors.

We depend on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability to, among other things, acquire additional farms, meet our capital and operating needs, or make the cash distributions to our investors necessary to qualify and maintain our qualification as a REIT.

To qualify and maintain our qualification as a REIT, we generally are required under the Code to, among other things, distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including acquisition opportunities and principal and interest payments on any outstanding debt, from operating cash flow.

Consequently, we may rely on third-party sources to fund our capital needs. We may not be able to obtain such financing on favorable terms, in the time we desire or at all.

The COVID-19 outbreak or similar global health crises could affect our ability to access sources of capital.
The extent to which COVID-19 or similar global health crises could impact our operations, financial condition, liquidity, results of operations, and cash flows is highly uncertain and cannot be predicted. Negative financial results, uncertainties in the market, and a tightening of credit markets, caused by a pandemic or a related recession, could have a material adverse effect on our liquidity, reduce credit options available to us, and limit our ability to obtain debt or equity financing, or to refinance our debt in the future. The foregoing challenges may make it more difficult to obtain amendments, extensions, and waivers, and adversely impact our ability to effectively meet our short- and long-term obligations.

Debt, and the use of debt to finance future acquisitions or for other purposes, could restrict our operations, inhibit our ability to grow our business and revenues, and negatively affect our business and financial results.
We may incur additional debt in connection with future acquisitions or for other purposes. In addition, if we are successful in acquiring a portfolio of properties, although we intend to maintain leverage consistent with our previously stated leverage range, our leverage may increase significantly over a shorter period of time than if we acquire properties on a farm-by-farm basis. If necessary, we also may borrow funds to make distributions to our investors to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes. To the extent that we do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance the debt through debt or equity financings, which may not be available on acceptable terms or at all and which could be dilutive to our investors. If we are unable to refinance our debt on acceptable terms or at all, we may be forced to dispose of farms at inopportune times or on disadvantageous terms, which could result in losses. To the extent we cannot meet our future debt service obligations, we will risk losing to foreclosure some or all our farms that may be pledged to secure our obligations. An increase in our degree of leverage also could make us more vulnerable to a downturn in business or the economy generally.

We may be subject to litigation or threatened litigation, which may divert management time and attention, require us to pay damages and expenses, or restrict the operation of our business.
We may be subject to litigation or threatened litigation, including claims relating to the actions of our tenants and otherwise in the ordinary course of business. In particular, we are subject to the risk of complaints by our tenants involving premises liability claims and alleged violations of landlord-tenant laws, which may give rise to litigation or governmental investigations, as well as claims and litigation relating to real estate rights or uses of our farms. In addition, any private property owner, including us and our farmers, is at risk of eminent domain action by government authorities, that could result in the loss of some or all of a property. Additionally, as a result of our filings required as Regulation CF reporting company, our business and financial condition has become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties.

Regardless of their merit, some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. Whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from our management's ability to focus on our business. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of those claims that may arise in the future. Significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could materially adversely impact our earnings and cash flows, thereby having a material adverse effect on our financial condition, results of operations, cash flows, and our ability to make distributions to our investors.

Liability for uninsured or underinsured losses could adversely affect our financial condition and revenues.
Our farms may be damaged by adverse weather conditions and natural disasters, such as earthquakes, floods, and tornadoes. Our insurance or that of our farmers, as applicable, may not be adequate to cover all damages or losses from these events, or we may view it as not economically prudent to purchase insurance for certain types of losses. Various types of losses, such as losses due to wars, riots, nuclear reaction, terrorist acts, earthquakes, floods, hurricanes, global health crises, pollution, or environmental matters, generally are either uninsurable, or not economically insurable (i.e., insurable at such high rates that to maintain such coverage would cause an adverse impact on the related investments). As a result, there can be no assurance that all investments will be insured against particular risks, or that particular risks which are currently insurable will continue to be insurable on an economically feasible basis.

Should an uninsured loss or a loss in excess of insured limits occur, we could lose our capital investment in the affected property, as well as anticipated future revenues from such property and, in the case of debt which is recourse to us, we would remain obligated for any mortgage debt or other financial obligations related to the property. If an insured liability to a third party were to occur, we could incur the cost of defense and settlement with, or court ordered damages to, that third party. In addition, inflation, changes in building or zoning codes and ordinances, environmental considerations, and other factors may also make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds received by us might not be adequate to restore its economic position with respect to the affected property. Further, if any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss, or the amount of the loss may exceed our coverage for the loss, which could have a material adverse effect on our cash flow.

Potential liability for environmental matters could adversely affect our financial condition.
We are subject to the risk of liabilities under federal, state, and local environmental laws applicable to agricultural farms, including those related to wetlands, groundwater, and water runoff. Some of these laws could subject us to:

- responsibility and liability for the cost of removal or remediation of hazardous substances released on our farms, which may include herbicides and pesticides, generally without regard to our knowledge of or responsibility for the presence of the contaminants;
- liability for the costs of investigation, removal, or remediation of hazardous substances or chemical releases at disposal facilities for persons who arrange for the disposal or treatment of these substances; and
- potential liability for claims by third parties for damages resulting from environmental contaminants.

Our costs of investigation, remediation, or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our farms, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or lease the property or to borrow using the property as collateral. We may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Additionally, we could become subject to new, stricter environmental regulations, which could diminish the utility of our farms and have a material adverse impact on our results of operations.

The presence of endangered or threatened species on or near our acquired farms could restrict the activities of our tenants, which could in turn have a material adverse effect on the value of our farms and our results of operations.
Federal, state, and local laws and regulations intended to protect threatened or endangered species could restrict certain activities on our farms. The size of any area subject to restriction would vary depending on the protected species at issue, the time of year and other factors, and there can be no assurance that such federal, state and local laws will not become more restrictive over time. If portions of our farms are deemed to be part of or bordering habitats for endangered or threatened species that could be disturbed by the agricultural activities of our tenants, it could impair the ability of the land to be used for farming. This in turn could have a material adverse impact on the value of our assets and our results of operations.

We may be required to permit the owners of the mineral rights on our farms to enter and occupy parts of the farms for the purposes of drilling and operating oil or gas wells, which could materially adversely impact the rental value of our farms.
Although we expect to own the surface rights to farms that we acquire, other people may own the rights to any minerals, such as oil and natural gas that may be located under the surfaces of these farms. We can provide no assurances farms that we acquire in the future will not be subject to third-party mineral rights. To the extent that third parties have mineral rights on farms that we acquire in the future, we expect that we would be required to permit third parties to enter such farms for the purpose of drilling and operating oil or gas wells on the premises. We will also be required to set aside a reasonable portion of the surface area of our farms to accommodate these oil and gas operations. The devotion of a portion of our farms to these oil and gas operations would reduce the amount of surface area available for farming or farm-related uses. Such activities might also disrupt the productivity of the farmland or property related to farming or increase the risk of environmental liabilities, any of which could materially adversely impact the rents that we receive from leasing these farms.

If our farmers fail to comply with applicable labor regulations, it could have an adverse effect on their ability to make loan/rental payments to us and, in turn, our ability to make distributions to our investors.
State, local, and federal governments have implemented a number of regulations governing labor practices used in connection with farming operations. For example, these regulations seek to provide minimum wages and minimum and maximum work hours, as well as to restrict the hiring of undocumented immigrants. If one of our tenants or borrowers is accused of violating, or found to have violated such regulations, it could have a material adverse effect on their results of operations, which could materially adversely affect its ability to make its rental or loan payments to us, as applicable, and, in turn, our ability to make distributions to our investors.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management has broad discretion in how the Company uses the net proceeds of the Offering.
The Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Units will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.


Risks Related to the Units


There is currently no trading market for our Units. An active market in which Investors can resell their Units may not develop.

There is currently no public trading market for the Units, and an active market may not develop or be sustained. If an active public or private trading market for our Units does not develop or is not sustained, it may be difficult or impossible for you to resell your Units at any price. Accordingly, you may have no liquidity for your Units. Even if a public or private market does develop, the market price of the Units could decline below the amount you paid for your Units.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law.

If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay Investors the amounts required.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Units or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Units have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Units. Neither the Offering nor the Units have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Units will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Units may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Units. Because the Units have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the Units in a private sale. Each Investor in this Offering will be required to represent that they are purchasing the Units for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Units and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Units with reference to the general status of the market and other relevant factors. The Offering price for the Units should not be considered an indication of the actual value of the Units and is not based on our net worth or prior earnings. We cannot guarantee that the Units can be resold at the Offering price or at any other price.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, two individuals beneficially own 100% of outstanding membership interest of the Company. These security holders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These security holders may have membership interests or Units that are different from yours. For example, these individuals may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, these security holders could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Units in this Offering may be significantly diluted as a consequence of subsequent financings.
The Units offered will be subject to dilution. The Company may issue additional equity to employees, third-parties, and other Investors, and as a consequence holders of Units will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company Units.

We arbitrarily determined the price of the Units and such price which may not reflect the actual market price for the Units.
The Offering of Units at $100.00 per Unit by us was determined arbitrarily. The price is not based on our financial condition and prospects, market prices of similar Units of comparable companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the market. The price may not be indicative of the market price, if any, for the Units. The market price for the Units, if any, may decline below the price at which the Units are offered.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

OFFERING AND THE UNITS

THE OFFERING

The Company is currently seeking to raise funding of up to Five Million US Dollars ($5,000,000) through the sale of up to 50,000 Class B Units. This funding will allow for raising capital to be used to purchase income-generating farmland across the U.S., leased to experienced operators for immediate and stable rental income.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Units

Name of Holder	Class of Units	Number of Units Held Prior to Offering	Percentage (%) of Units Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Michael Martin	Class A	50,000	50%	50%
Bradley Phillips	Class A	50,000	50%	50%

Classes of Units of the Company

The Company has authorized two classes of Units, Class A and Class B. As of the date of this Offering, zero (0) Class B Units and one hundred thousand (100,000) Class A Units were issued and outstanding in the Company. Fifty percent (50%) of issued Class A Units prior to the Offering are issued to Michael Martin, the Chief Executive Officer of the Company, and fifty percent (50%) of issued Class A Units prior to the Offering are issued to Bradley Phillips, a Business Advisor of the Company

The Company is offering fifty thousand (50,000) Class B Units at $100.00 per Unit on a best efforts basis. Assuming Maximum Proceeds are raised, there will be one hundred fifty thousand (150,000) aggregate Units issued in the Company with the Units sold through this Offering equaling 100% ownership of issued Class B Units in the Company post-closing. The Class B Units do not have voting rights within the Company.

Please note that the following is a summary of the rights granted to an Investor and is not exhaustive. For a complete description of all rights associated with Company Class B Units, please see Exhibit C "Articles of Organization" and Exhibit D "Operating Agreement".

Class A Units
Class A Units have voting rights. Class A Units are not being offered through this Offering.

Class B Units

Class B Unit holders have no voting rights. Class B Units are being offered through this Offering.

Class B Members are persons accepted into the Company as owners of Class B Units of Membership Interests ("**Class B Units**"). The capital contribution for a Class B Unit is One Hundred US Dollars ($100.00) (the "**Class B Unit Price**"). The minimum capital contribution for Class B Units is Five Class B Units for Five Hundred US Dollars ($500.00) (the "**Minimum Subscription Amount**"), which may be waived by the Manager. There shall be Fifty Thousand (50,000) Class B Units for an aggregate of Five Million US Dollars ($5,000,000). The Class B Units shall be entitled to the Class B Preferred Return.

Investors who purchase Class B Units will be required to review and execute the Operating Agreement attached to these Offering Documents as Exhibit D.

Distributions

All distributions, if any, made to Class B Members will be in amounts and at times that are at the sole discretion of Manager.

Distributable Amounts determined by the Manager to be distributed to Members shall be allocated and distributed as follows:

- First, one hundred percent (100%) of the Distributable Amounts shall be paid to Class B Members until they receive an amount equal to a prorated, non-compounded per annum IRR of five and one half percent (5.5%) on their respective Capital Contribution (the "**Class B Preferred Return**").

- Second, after the Class B Members have received their Class B Preferred Return for the specific year in its totality, eighty percent (80%) of the Distributable Amounts shall be paid to the Class B Members as a return of Capital Contributions and the Class A Members will receive twenty percent (20%) of Distributable Amounts.

- Lastly, after all Capital Contributions are returned to Class B Members through Distributable Amounts and their respective Unrecovered Capital Contribution account balances are zero, Class B Members will receive eighty percent (80%) of and the Class A Members will receive twenty percent (20%) of any further Distributable Amounts for the remaining life of the Company payable in amounts and at times that are at the sole discretion of Manager.

How may the rights of the Units being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Class B Units do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering, such as an initial public offering, another crowdfunding round, a venture capital round or angel investment. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

Are there any differences not reflected above between the Units being offered and each other class of security of the issuer?

Because the Investors in this Offering do not control the day-to-day operations of the Company, the Class A Membership Interest Members may make decisions that the Investors do not approve of or that harm the interests of the Investors.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the Units being offered?

As the holders of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

How are the Units being offered being valued? Include examples of methods for how such Units may be valued by the issuer in the future, including during subsequent corporate actions?

The offering price and terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Other Material Terms
The Company does not have the right or obligation to repurchase the Units. The Units do not have a stated return or liquidation preference.

Additional Issuance
Any additional issuance after the Regulation CF funding is over will dilute all the Class B Units. The Securities do not have a preemptive right to participate in any future offerings.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Units Being Offered
The Units being offered may not be transferred by any purchaser of such Units during the one-year period beginning when the Units were issued, unless such Units are transferred:

(1) to the Issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Units and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the Units to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company will complete the transaction and deliver the Preferred Membership Interests to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.


RELATED PERSON TRANSACTIONS


From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Throughout the Company's history, a voting Member and Business Advisory of the Company has advanced funds for operations in the form of a business loan agreement. The aggregate amount of this business loan agreement is $100,000. See "Indebtedness" below.


INDEBTEDNESS


The Company has the following debt:

Lender	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Bradley Phillips	$100,000	No more or less then adjustable rate charged by Bradley B. Phillips Charles	Loan period is 5 Years from January 5, 2026	The loan can increase in funds if requested and agreed to by both parties and at the same

		Schwab Pledged Line of Credit ("LOC") as funds are made to the loan		interest rate as previously agreed.

Does the Company have operating history: ☐ Yes ☒ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Buying farmland in 2026 is characterized by a shift toward stability and professional management rather than rapid appreciation. While the asset class remains a strong hedge against inflation and a high-demand commodity, potential owners face tight margins, high entry costs, and significant climate-related operational risks.

Here is an analysis of future plans, market trends, and potential operational challenges to buying farmland.

1. Future Plans & Market Trends (2026 and Beyond)[1]

Market Stabilization: After several years of record-high prices, the farmland market is expected to stabilize and move toward "price discovery" in 2026. Explosive growth is unlikely; instead, the market is described as selective, rewarding high-quality parcels.

Regional Variation:
Delta & Lake States: Anticipated to experience sustained growth (1.3%–2% annually through 2030).

Midwest/Corn Belt: Values are likely to hold, but with potential for moderate corrections or flat growth (0.4%–1.3% annually).

Pacific/California: Short-term decline followed by modest appreciation (0.76% annually), heavily impacted by groundwater regulations.

Shift to Multi-Use Land: Parcels supporting a combination of agriculture, recreation (hunting), and residential use (multi-use) are expected to show the strongest growth potential.

Technology Integration: The adoption of precision agriculture, data analytics, and remote sensing is enhancing productivity, making technologically advanced farmland more valuable.

Owner Demographic Shift: Approximately 5% of U.S. farmland is expected to change hands over the next five years, often as older non-farming owners sell.

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[1] *Source*: https://investments.metlife.com/content/dam/metlifecom/us/investments/insights/research-topics/agricultural-finance/new-articles/the-road-ahead-us-farmland-value-forecasts/the-road-ahead-us-farmland-value-forecasts.pdf

2. <u>Operational Challenges & Risks</u>

Water Scarcity and Regulation: In many areas, water rights and availability are the biggest risks. For example, California's Sustainable Groundwater Management Act (SGMA) is decreasing the value of irrigated land in overdrafted basins.

Tight Profit Margins: With falling grain prices and high input costs (fertilizer, equipment, rent), net farm income is forecast to see a slight decrease in 2026. Row crop farming faces negative profitability per acre in many regions, making it hard to generate high income returns immediately.

High Financing Costs: High-interest rates increase borrowing costs, putting pressure on leveraged operators.

Tenant and Operator Performance: A weak operator can ruin soil health, miss planting windows, or fall behind on rent, leading to a "rehab project" for the owner.

Climate Change and Environmental Threats: Droughts, floods, and unpredictable weather are significant risks to crop yields and rental income.

Illiquidity: Farmland is difficult to sell quickly; it requires finding a specific buyer who likes the specific soil class, location, and water profile.

3. <u>Considerations for Buyers</u>

Due Diligence is Essential: Buyers must look beyond the price and verify water rights, soil quality, and drainage.

Location Matters: Land near population centers may face development pressure, while remote land may have lower returns.

Professional Management: For non-operating owners, hiring professional farm management is crucial to navigating lease structures, tenant issues, and maintenance.

<u>Summary of 2026 Outlook</u>

Buying farmland is a long-term play—generally a 7–10+ year hold—best suited for those who can withstand periods of flat or low-single-digit returns in exchange for the potential for steady, long-term appreciation.

Farmland buying is heavily impacted by high interest rates constraining liquidity, a shrinking supply of available land increasing capital requirements, and rising climate risks impacting valuations. Key trends include farm consolidation, increased rental rates, and strong investor demand, which maintain high property values despite declining commodity prices.

<u>Material Trends & Demands Impacting Operations</u>

Supply Scarcity: A lower supply of farmland for sale, partly due to owners holding land as a safe asset, has kept prices firm or increasing.

Consolidation & Land Transfers: A large portion of U.S. cropland is expected to change hands, creating opportunities, yet accelerating operator consolidation.

Infrastructure Value: High-value land often features developed, high-quality irrigation systems, whereas lower-value land requires significant capital to improve water management.

Factors Affecting Liquidity & Commitments

High Financing Costs: High interest rates reduce the liquidity of operators, making it harder to finance purchases and elevating the importance of strong cash reserves.

Decreased Farm Income: Declining commodity prices from recent highs have reduced net farm incomes, putting pressure on rental rates and the repayment ability for new land loans.

Climate Change & Operational Risks: Increased drought risk, flood danger, and weather volatility can drastically shift water allocations and reduce land productivity.

Key Uncertainties

Credit Conditions: The willingness of lenders to provide funds amidst volatile income levels introduces uncertainty regarding loan renewals and interest-only payment needs.

Off-Market Sales: High interest in agricultural land means many opportunities are sold "off-market" or at auction, increasing the need for pre-arranged financing and quick decision-making.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$7,500	3%	$150,000
Marketing	5%	$12,500	5%	$250,000
Purchases	65%	$162,500	65%	$3,250,000
Equipment	10%	$25,000	10%	$500,000

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Salaries	10%	$25,000	10%	$500,000
Savings Reserve	7%	$17,500	7%	$350,000
Total	100%	$250,000	100%	$5,000,000

*Andes shall take three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

INVESTOR NOTICE AND COMMITMENT

The Company will complete the transaction and deliver Units to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive Units in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS

Financial Statements and Report of
Independent Certified Public Accountants

FARMLAND REIT LLC

December 31, 2025

FARMLAND REIT LLC

Table of Contents

Independent Auditor's Report	1-2
Balance Sheet	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Members' Equity	6
Notes to Financial Statements	7-8



April 23, 2026

To the Members of

Farmland Reit LLC

We have audited the financial statements of **Farmland Reit LLC** (the "Company") for the period from November 12, 2025 to December 31, 2025, and have issued our report thereon dated April 23, 2026 Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated April 20, 2026. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note B to the financial statements. There were no changes in accounting policy as this was the Company's first year of operations.

We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no specific estimates sensitive for disclosure or further discussion in this section.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements were:

- Going Concern
- Members' Equity

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. You have corrected all such misstatements.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated April 23, 2026.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

This information is intended solely for the use of the Members and management of the Company and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Assurance Dimensions

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

FARMLAND REIT LLC
Balance Sheet
As of December 31, 2025


ASSETS


Current Assets		
Cash	$	-
Total Current Assets		-
TOTAL ASSETS	$	-


LIABILITIES AND MEMBER'S EQUITY


Current Liabilities		
Total Current Liabilities	$	-
TOTAL LIABILITIES		-
Member's Equity		
Class A Units, 100,000 authorized, and 100,000 issued and outstanding as of December 31, 2025		-
Member receivable		-
TOTAL MEMBER'S EQUITY		-
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	-

FARMLAND REIT LLC
Statement of Operations
For the period from November 12, 2025 to December 31, 2025

REVENUE	
Total revenue	$ -
EXPENSES	
Total operating expenses	-
LOSS FROM OPERATIONS	-
OTHER INCOME (EXPENSES)	-
NET LOSS	$ -

The accompanying notes are an integral part of this financial statement.

FARMLAND REIT LLC
Statement of Cash Flows
For the period from November 12, 2025 to December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss)	$	-
Adjustments to reconcile net income (loss)		
to net cash provided by (used in)		
operating activities:		
Net cash provided by operating activities		-
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash (used in) investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution from member		-
Net cash provided by financing activities		-
NET INCREASE IN CASH		-
Cash at beginning of year		-
Cash at end of year	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year for interest	$	-
Cash paid during year for interest	$	-

FARMLAND REIT LLC
Statement of Member's Equity
For the period from November 12, 2025 to December 31, 2025

	Class A Units $0 Par Value	Total Member's Equity
November 12, 2025	-	$ -
Issuance of Class A Units	100	-
Contribution from Member	-	-
Net income (loss)	-	-
December 31, 2025	100	$ -

Note A – Nature of Business and Organization

Nature of Operations

Farmland Reit LLC LLC ("Farmland," the "Company," "we," "us" or "our") was organized as a Delaware Limited Liability.   Farmland Reit is a real estate investment trust that acquires income-generating farmland across the U.S., giving everyday investors access to stable returns, inflation protection, and portfolio diversification. We target retail investors seeking steady, long-term growth through tangible, recession-resilient assets.

Note B – Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Financial Instruments

The Company's financial instruments consist primarily of cash and investments. The carrying value of the financial instruments are considered to be representative of their respective fair value.

Revenue Recognition

The Company recognizes revenue in accordance with U.S. GAAP. The Company did not produce any revenue for the period ending December 31, 2025.

Income Taxes

The Company, with the consent of its member, has elected to be taxed as a disregarded entity. In lieu of income taxes, the member of disregarded entities are taxed on their share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts, and disclosures. Actual results could differ from these estimates.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Member's Capital

Contributions

In accordance with Farmland Reit LLC, if the Manager of the Company determines that additional funds are required by the Company to meet the Company's operating expenses, the member of the Company have the right, but not the obligation to contribute the additional funds. The additional funds may be provided in the form of member loans, additional capital contributions, or a combination of both to the Company; as determined by the Manager in their sole and absolute discretion.

As of December 31, 2025, Farmland Reit LLC has authorized Class A and B Units. No Units are outstanding as of December 31, 2025. Farmland Reit LLC received a total of $0 in member contributions during the period December 31, 2025.

Voting Rights
Each Class A Unit shall be entitled to one (1) vote per Class A Unit on each matter to which the Class A Unitholders are entitled to vote under the operating agreement. Class B Unitholders can only vote in relation to the affirmative vote of Members, except for the Manager, holding seventy-five percent (75%) of the Percentage Interests of the Company as a whole voting at a duly held meeting at which a quorum of each class is present shall be required to issue a Notice to Perform or remove the Manager

Profit and Loss Allocation

Allocations of net profits and losses, as determined for each taxable year of the Company, shall be allocated among the member pro rata in proportion to their ownership of the membership interest, as outlined in the Operating Agreement.

Distributions

Distributable cash from operations, as defined in the Operating Agreement, shall be determined at such times and in such amounts by the Managing Member.

Note E - Subsequent Events

In accordance with ASC 855-10-50-1, the Company has evaluated subsequent events through April 2026 which is the date that the financial statements were available to be issued and has concluded that no such events or transactions took place that would require disclosure herein.

EXHIBIT B: SUBSCRIPTION DOCUMENT

FARMLAND REIT LLC

a Delaware limited liability company

REGULATION CF SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER WWW.INVESTFARMLANDREIT.COM, THE WEB-BASED PLATFORM (THE "PLATFORM") MAINTAINED BY ANDES CAPITAL GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Farmland Reit LLC
        8348 Russell Ave. S.
        Minneapolis, MN 55431

Ladies and Gentlemen:

1. Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to Class B membership interests (the "**Class B Unit(s)**"), of **Farmland Reit LLC,** a Delaware limited liability company (the "Company"), at a purchase price of **$100.00** per Class B Unit (the "**Per Class B Unit Price**"), upon the terms and conditions set forth herein. The rights of the Class B Units are as set forth in Certificate of Organization, the Operating Agreement and any description of the Class B Units that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Class B Units Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate number of Class B Units sold shall not exceed fifty thousand (50,000 (the "**Oversubscription Offering**")). The Company may accept subscriptions until May 1, 2027 (the "**Termination Date**"). Providing that subscriptions for two thousand five hundred (2,500) Class B Units are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Class B Units (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect

(a)   Payment. The purchase price for the Class B Units shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Class B Units in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Class B Units shall be received by Encore Bank (the "**Escrow Facilitator**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Class B Units owned by undersigned reflected on the books and records of the Company and verified by Kore Transfer Agency, (the "**Transfer Agent**"), which books and records shall bear a notation that the Class B Units were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Class B Units. The issuance, sale and delivery of the Class B Units in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Class B Units, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Class B Units) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Class B Units as set forth in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Class B Units subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Class B Units have not been registered under the Securities Act. Subscriber also understands that the Class B Units are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Class B Units and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Class B Units on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Class B Units. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Class B Units. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Class B Units.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Class B Units pursuant to this Subscription Agreement, it shall not transfer such Class B Units except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that:

(i) Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   Member information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Member (or potential Member) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Class B Units, it will require the transferee of such Class B Units to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information.   Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Class B Units was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Class B Units may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors.   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Class B Units or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Class B Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Class B Units. Subscriber's subscription and payment for and continued beneficial ownership of the Class B Units will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.   THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.   IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day

after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Farmland Reit LLC
8348 Russell Ave. S.
Minneapolis, MN 55431

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, 6, and 7 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Class B Units shall be immediately subject to this Subscription Agreement, to the same extent that the Class B Units, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Subscription Procedure. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the Platform ("Online Acceptance"), confirms such Subscriber's information and his or her investment through the Platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by

Subscriber, (b) the Company's acceptance of Subscriber's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

> (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

   (i) With assets under management in excess of $5,000,000,

   (ii) That is not formed for the specific purpose of acquiring the securities offered, and

   (iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

EXHIBIT C: CERTIFICATE OF FORMATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:44 AM 11/12/2025
FILED 10:44 AM 11/12/2025
SR 20254535095 - File Number 10399090

CERTIFICATE OF FORMATION
OF
Farmland Reit LLC

The undersigned, being an authorized person for purposes of executing this Certificate of Formation on behalf of Farmland Reit LLC, a Delaware Limited Liability Company (the "L.L.C."), desiring to comply with the requirements of 6 Del.C. Section 18-201 and the other provisions of the Delaware Limited Liability Company Act, 6 Del.C. Section 18-101, et seq. (the "Act"), hereby certifies as follows:

1. Name of the L.L.C. - The name of the L.L.C. is: Farmland Reit LLC.

2. Registered Office and Registered Agent of the L.L.C. - The name of the registered agent for service of process on the L.L.C. in the State of Delaware is Agents and Corporations, Inc. The address of the registered agent of the L.L.C. and the address of the registered office of the L.L.C. in the State of Delaware is 1201 Orange Street, Suite 600, Wilmington, DE 19801.

3. Date of Formation and Effective Date - The date of formation and the effective date of the L.L.C. shall be the date of filing of this Certificate of Formation with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned hereby executes this Certificate of Formation in accordance with the provisions of 6 Del.C. Section 18-201 on November 12, 2025.

John L. Williams
(Authorized Person)

EXHIBIT D: OPERATING AGREEMENT

Operating Agreement for Farmland Reit LLC
A Delaware Limited Liability Company

THE INTERESTS REPRESENTED HEREBY (THE "INTERESTS") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF LEGAL COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

THERE IS NO OBLIGATION ON THE ISSUER TO REGISTER THE INTERESTS UNDER THE SECURITIES ACT. A PURCHASER OF ANY INTEREST MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE INTERESTS REPRESENTED HEREBY HAVE NOT BEEN REVIEWED OR APPROVED BY THE SECURITIES ADMINISTRATORS OF CERTAIN STATES OR OTHER JURISDICTIONS NOR HAVE THEY BEEN QUALIFIED OR REGISTERED UNDER THE APPLICABLE SECURITIES LAWS OF CERTAIN STATES OR OTHER JURISDICTIONS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE QUALIFICATION OR REGISTRATION REQUIREMENTS OF SUCH LAWS. THEREFORE, A PURCHASER OF ANY INTEREST WILL NOT BE ABLE TO RESELL IT UNLESS THE INTEREST IS QUALIFIED OR REGISTERED UNDER THE APPLICABLE STATE SECURITIES LAWS OR LAWS OF OTHER JURISDICTIONS OR UNLESS AN EXEMPTION FROM SUCH QUALIFICATION OR REGISTRATION IS AVAILABLE.

ARTICLE 11 OF THIS AGREEMENT PROVIDES FOR FURTHER RESTRICTIONS ON TRANSFER OF THE INTERESTS. FURTHERMORE, THERE MAY BE RESTRICTIONS ON TRANSFER AS PROVIDED BY THE SUBSCRIPTION AGREEMENT OR THROUGH FEDERAL AND STATE LAW.

This is OPERATING AGREEMENT (this "Agreement"), entered into effective on April 20, 2026, by and among Farmland Reit LLC, a Delaware limited liability company (the "Company"), Farmland Management LLC, a Delaware limited liability company ("Farmland Management" or "Manager"), and the several persons whose names and addresses are set forth in Exhibit 1 attached hereto and incorporated herein by reference, and whose signatures appear herein or by a separate joinder instrument ("Investor Members). The Company and the Investor Members are sometimes referred to as "Members" in this Agreement.

ARTICLE 1
DEFINITIONS

Capitalized terms used in this Agreement without other definition shall, unless expressly stated otherwise, have the meanings specified in this Article 1:

"Act" means the provisions of Delaware Limited Liability Company Act (Del. Code. Ann. Title 6. §18-101 et. seq.) (the "Act"), as from time to time in effect in the State of Delaware, or any corresponding provision or provisions of any succeeding or successor law of such State. The Act shall govern the rights and obligations of, and the relationships among, the Members except as modified by the provisions of this Agreement.

"Adjustment Year" means: (1) in the case of an adjustment pursuant to the decision of a court, the Company's taxable year in which the decision becomes final; (2) in the case of an administrative adjustment request, the Company's taxable year in which the administrative adjustment is made; or (3) in any other case, the Company's taxable year in which the notice of final Company adjustment is mailed.

"Affiliate" of a Member or Manager means any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member or Manager, as applicable. The term "control," as used in the immediately preceding sentence, means with respect to a corporation, limited liability company, limited life company or limited duration company (collectively, "limited liability company"), the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or limited liability company and, with respect to any individual, partnership, trust, estate, association or other entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

"Agreement" or **"Operating Agreement"** means this Limited Liability Company Operating Agreement, as originally executed and as may be hereafter amended, modified or supplemented from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," "hereby" and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

"Aggregate Ownership Limit" means, for all investors other than the Manager, the greater of (a) 9.8% of the aggregate Outstanding Interests, or (b) such other percentage set forth in the applicable Series, unless such Aggregate Ownership Limit is otherwise (i) modified for a specified Member through the establishment of an Excepted Holder Limit pursuant to Section 12.16.4, or (ii) waived in writing by the Manager, both determined in its sole discretion.

"Assignee" means any transferee of a Member's Interest who has not been admitted as a Member of the Company.

"Bankruptcy" means, with respect to a Member: (i) Member files a voluntary petition for bankruptcy; (ii) such Member is adjudged a bankrupt or insolvent, or has entered against him or it an order for relief, in any bankruptcy or insolvency proceeding; (iii) such Member files a petition or answer seeking for himself or itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; or (iv) such Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against him or it in any such proceeding.

"Beneficial Ownership" shall mean ownership of Interests by a Person, whether the Interests are held directly or indirectly (including by a nominee), and shall include Interests that would be treated as owned through the application of Sections 856(h)(1) and/or 544 of the Code, as modified by Sections 856(h)(1)(B) and 856(h)(3) of the Code, *provided, however,* that in determining the number of Interests Beneficially Owned by a Person, no Interest shall be counted more than once. The terms "**Beneficial Owner,**" "**Beneficially Owns**" and "**Beneficially Owned**" shall have the correlative meanings.

"Capital Event" means the receipt by the Company of at least Five Hundred Thousand US Dollars ($500,000) in cash or property from a capital raising activity including the following: (a) the sale for cash of shares of the Company's Class A or Class B Units; (b) the sale of unsecured subordinated debt instruments of the Company, the proceeds of which may be used to acquire real estate assets which are consistent with the Company's status as a REIT; (c) the sale or refinance of a Company Property; or (d) sale of substantially all of the assets of the Company or upon dissolution of the Company.

"Capital Account" means an account established and maintained (in accordance with, and intended to comply with, Income Tax Regulations Section 1.704-1(b)) for each Member pursuant to Article 9 of this Agreement.

"Capital Contributions" means the contributions made, in U.S. Dollars, by the Members to the Company pursuant to Sections 8.1 or 8.4 hereof and, in the case of all the Members, the aggregate of all such Capital Contributions.

"Cash Available for Distribution" means, for any period, the amount determined by the Manager in its sole discretion.

"Certificate of Formation" refers to the Company's Certificate of Formation as filed with the Delaware Secretary of State.

"Charitable Trust Account" means the segregated account defined in Section 12.17 that shall act as a repository to hold in trust for any relevant holder their Interests that are determined to be Excessive Holdings or the Interests associated with a proposed Transfer not in accordance with Article XII. Any distributions due and owing to any Interests held in this segregated trust account shall be distributed to charitable organizations determined in the sole discretion of the Manager.

"Class A Unit(s) and Members" means an Interest that is held by a Class A Member and the Person(s) admitted as and executing this Agreement as a Class A Member. The Class A Member name(s) and their total number of Class A Interests owned are listed in the Register. The Class A Units shall be entitled to Twenty Percent (20%) of the Distributable Amount.

"Class B Unit(s) and Class B Members" Class B Members are persons accepted into the Company as owners of Class B Units of LLC Interests ("Class B Units"). The minimum investment requirement to become a Class B Member in the Company is Five Hundred U.S. Dollars ($500.00) unless decreased at the discretion of Manager. The Class B Units shall be entitled to the Eighty Percent (80%) of the Distributable Amount. Class B Members shall be accepted into the Company solely by subscription and approval of the Manager. Each Class B Member agrees to make its Capital Contribution at the time the Class B Member is accepted into the Company by the Manager.

"Class B Preferred Return" means a prorated, non-compounded per annum IRR as provided on **Exhibit "2"** based on Class B Members' Capital Contribution minus any return of capital from the Distributable Amount or a Capital Transaction Event, if any. The Class B Preferred Return shall be paid from the Distributable Amount, if at all, at times and amounts in the sole discretion of the Manager and is an amount equal to a prorated, non-compounded per annum IRR of five and one half percent (5.5%) on the Class B Members' respective Capital Contributions. The Class B Preferred Return is not guaranteed, meaning that the Class B Preferred Return will not be paid for any particular period if the Company does not have sufficient capital available to pay it or if the Manager in its sole discretion determines that it is in the best interests of the Company to retain such funds. Any Class B Preferred Return deficiencies will accrue and roll over to the following period. For avoidance of doubt, the Class B Preferred Return will not start to accrue until six (6) months after the funds are deployed.

"Code" means the United States Internal Revenue Code of 1986, as amended, or any corresponding provision or provisions of any succeeding law and, to the extent applicable, the Income Tax Regulations.

"Committed Capital" means the amount of US Dollars a Member agrees to pay to the Company as their Capital Contribution in exchange for the Class B Membership Interests.

"Company" means Farmland Reit LLC, a Delaware limited liability company.

"Constructively Ownership" means ownership of Interests by a Person, whether the Interests are held directly or indirectly (including by a nominee), and shall include Interests that would be treated as owned through the application of Sections 856(d)(5) of the Code. The terms "**Constructive Owner,**" "**Constructively Owns**" and "**Constructively Owned**" shall have the correlative meanings. The term "Constructive Owner" is intended to be interpreted in the context of Section 856(h) of the Code so that the Constructive Owners of Interests held by an entity shall be the Individuals (as defined in Section 544 of the Code) who are treated as owners of Membership Interests for purposes of Section 856(h) of the Code, rather than the entity itself.

"**DGCL**" means the General Corporation Law of the State of Delaware, 8 Del. C. Section 101, *et seq*.

"**Distributable Amount**" means cash generated by the Company's operations, less any reserves, debt repayments, and operating expenses deemed necessary by the Manager. This means the excess of all cash revenues of the Company relating to the direct or indirect ownership and operations of a Property, or net proceeds received following a Capital Event, over operating expenses and other expenditures for such fiscal period (including but not limited to present and anticipated debts and obligations, capital needs and expenses). The Managing Member shall determine, in its sole and absolute discretion, both the amount and timing of the Distributable Amount disbursed to Members.

"**ERISA**" mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

"**ERISA Investor**" has the same meaning as "benefit plan investor" as defined in 29 C.F.R. §2510.3-101(f)(2), as amended. Currently a "benefit plan investor" includes pension plans, profit sharing plans, stock bonus plans, and individual retirement accounts.

"**Excepted Holder**" means a Person for whom an Excepted Holder Limit is created by this Agreement or by the Manager pursuant to Section 12.16.4.

"**Excepted Holder Limit**" means, provided that the affected Excepted Holder agrees to comply with any requirements established by the Manager pursuant to Section 12.16, the percentage limit established by the Manager pursuant to Section 12.16.4.

"**Excess Holder**" means a Holder for whom their Percentage Interest in the Company or any Series, (i) exceeds the Holder's Excepted Holder Limit created by the Manager pursuant to Section 12.16.4, or (ii) causes the Company ownership characteristics to become non-compliant with the specifications for a real estate investment trust.

"**Excessive Holdings**" means the number of Interests in the Company, owned either actually or constructively by a Holder that (i) exceeds the Interest ownership limits specified through the Holder's Excepted Holder Limit, or (ii) causes the Company or any Series to be non-compliant with the specifications for a real estate investment trust (REIT), determined in the sole discretion of the Managing Member

"**Financing Receivable(s)**" refers to the amounts due to the Company (as lender) arising out of any loans and/or notes whose term has not reached maturity and whose principal and/or interest is outstanding and has not been collected by the Company.

"**Fiscal Quarter**" refers to one of four a three-month periods comprising the Company's Fiscal Year. The Company's Fiscal Quarters end on March 31, June 30, September 30, and December 31 of every year.

"**Fiscal Year**" refers to the completion of the Company's 12-month accounting period. The Company's Fiscal Year ends on December 31 of every year.

"Incentive Allocation" means the portion of the Distributable Amount the Class B Member(s) is entitled to receive when the Distributable Amount is classified as a return of capital contributions to Class A Members. Class B Member shall receive twenty percent (20%) of the total Distributable Amount being classified as a Capital Contribution return to Class A Members until all Member Unrecovered Capital Contribution account balances are zero as defined in **Exhibit "2."**

"Income Tax Regulations" means, unless the context clearly indicates otherwise, the regulations in force as final or temporary that have been issued by the U.S. Department of the Treasury pursuant to its authority under the Code, and any successor regulations.

"IRR" means internal rate of return, meaning the percentage rate earned on each dollar invested for each period it is invested. The Company will calculate the internal rate of return using the Excel IRR function, or similar function and/or software.

"IRS" means the Internal Revenue Service.

"Interest" means all of a Members ownership interest (within the meaning of the Act) and legal and equitable rights as an owner in the Company, including, without limitation, the Member's share of the profits and losses of the Company, the right to receive distributions of the Company's assets, any right to vote and any rights to participate in the management of the Company as provided in the Act and this Agreement.

"Investment Company Act" means the Investment Company Act of 1940, as amended and in effect from time to time.

"Manager" means Farmland Management LLC.

"Member" means any Person who holds a (i) Class A Unit or (ii) Class B Unit.

"Non-Transfer Event" means any event or other changes in circumstances other than a purported Transfer, including, without limitation, any change in the value of any Interests.

"One Hundred Members Date" means the first day on which Interests, whether for the Company or any individual Series, are beneficially owned by one hundred (100) or more Persons within the meaning of Section 856(a)(5) of the Code.

"Outstanding" means all Interests that are issued by the Company and reflected as remaining on the Company's books, records or Register as of the date of determination.

"Percentage Interest" means the allocable interest of each Member in the income, gain, loss, deduction or credit of the Company as set forth in the records of the Company. Percentage Interest includes the entire ownership interest of a Member in the Company at any particular time, including, without limitation, the right of such Member to participate in the Company's income or losses, Distributable Amount and any and all rights and benefits to which a Member may be entitled pursuant to this Agreement and under the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and the Act. For matters described throughout this Agreement that call for a vote based on Percentage Interest, Class A Membership Interests have an aggregate combined Percentage Interest of twenty percent (20%); and, Class B Membership Interests have an aggregate combined Percentage Interest of eighty percent (80%).

"Person" means a natural person or any partnership (whether general or limited and whether domestic or foreign), limited liability company, foreign limited liability company, limited life company, limited duration company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity or any other entity.

"Preferred Allocation" means the preferred allocation provided to the Members as outlined in **Exhibit "2"**.

"Preferred Return" means a prorated, non-compounded per annum IRR as provided on **Exhibit "2"** based on Class B Members' Unrecovered Capital Contribution minus any return of capital from the Distributable Amounts or a Capital Transaction Event, if any. The Preferred Return shall be paid from Distributable Amounts, if at all, at times and amounts in the sole discretion of the Manager. The Preferred Return is not guaranteed, meaning that the Preferred Return will not be paid for any particular period if the Company does not have sufficient capital available to pay it or if the Manager in its sole discretion determines that it is in the best interests of the Company to retain such funds. Any Preferred Return deficiencies will accrue and roll over to the following period.

"Prime Rate" refers to the prime interest rate that U.S. commercial banks charge their most creditworthy customers for loans. Like all loan rates, the prime interest rate is derived from the federal funds overnight rate, which is set by the Federal Reserve at meetings held eight times a year.

"Property" means an improved or unimproved parcel of real property which the Company intends to acquire with the proceeds of the respective Offering and becomes an asset of the Company (if applicable, in the aggregate, the "**Properties**").

"**REIT**" means a real estate investment trust within the meaning of Section 856 of the Code.

"Record Date" means the date established by the Manager for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Members or entitled to exercise rights in respect of any lawful action of Members or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

"Record Holder" or "**Holder**" means the Person in whose name such Interests are recorded within the Register of the Company, or its transfer agent, as of the opening of business on a particular Business Day, as determined by the Manager in accordance with this Agreement.

"Register" means the records maintained by the Manager setting forth, with respect to each Member, the name, address, amount of Capital Contribution, and Percentage Interest, and class of each Member and such other information as the Manager may deem necessary or desirable. The Register shall not be part of the Agreement. The Manager shall from time to time update the Register as the Manager shall deem necessary or advisable, including, without limitation, to reflect the admission of subsequent Members or increase in Percentage Interest of Members. Subject to the terms of the Agreement, the Manager may take any action authorized hereunder in respect of the Register without any need to obtain the consent of any other Member. No action of any Member shall be required to amend or update the Register.

"Reserves" means the reasonable reserves established and maintained from time to time by the Manager, in amounts reasonably considered adequate and sufficient from time to time by the Manager to pay taxes, fees, insurances or other costs and expenses incident to the Company's business.

"Transfer" means, with respect to an Interest, a transaction by which the Record Holder of an Interest(s) assigns such Interest(s) to another Person who is or becomes a Member, which may include a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

"**Unit**" means each of the Class A and Class B Units, which collectively constitute all of the Interests of the Company. Each individual Unit constitutes a fractional part of the Interest of each Member in the Company representing the relative interest, rights and obligations a Member has with respect to certain economic rights, voting, and other items pertaining to the Company as set forth in this Agreement. Unless otherwise provided herein, references in this Agreement to Units of a Member include all or the portion of such Member's Interest that is represented by or attributable to, or otherwise relates to, such Units. Whole numbers of Units may be issued by the Company and/or owned by Members and other transferees of Units.

"**Unit Issue Date**" refers to the date the Class A or Class B Units were transferred to a Person.

"**Unreturned Capital Contributions**" of shall mean, for purposes of this Agreement, the total amount (in dollars) of all Capital Contributions made by the Members less the aggregate amounts paid to the Members by the Company to pay down the balance of their Capital Contributions.


ARTICLE 2
GENERAL PROVISIONS


Section 2.1 Name. The name of the Company shall be Farmland Reit LLC, a Delaware limited liability company.

Section 2.2 Purpose of the Company. Notwithstanding any contrary provision in this Agreement, the Certificate of Formation, or any other governing or organization documents of the Company to the contrary, the following shall govern the nature and principal purpose of the Company (the "Company Business") and the purposes to be conducted and promoted by the Company (either directly, or indirectly, through one or more Subsidiaries), is to engage in the following activities:

> (1) To purchase, acquire, sell, encumber, assign, lease, operate, or otherwise deal with real property;
>
> (2) to own, hold, sell, assign, transfer, operate, manage, pledge and otherwise deal with agricultural developments, rural land improvements, working land initiatives, and farmstead development;
>
> (3) to purchase, own, hold, sell, assign, transfer, operate, manage, pledge and otherwise deal with business personal property;
>
> (4) to exercise all powers and take all actions necessary, appropriate or convenient to the conduct, promotion or attainment of the Company Business or purposes otherwise set forth herein.

It is understood that the foregoing statement of purposes shall not serve as a limitation on the powers or abilities of this Company, which shall be permitted to engage in any other business activities without a formal amendment to this Agreement.

Section 2.3 Term. This Company shall continue in existence in perpetuity from the date of filing of its Certificate of Formation with the Delaware Secretary of State, unless earlier dissolved pursuant to the Act or in accordance with this Agreement.

Section 2.4 Taxation As A Corporation. The Company will be taxed as a corporation for federal and state income tax purposes. Until and unless the Manager elects a different tax classification for the Company, any provision of this Agreement that is in conflict with the preceding sentence shall not apply.

Section 2.5 REIT. The Company intends to qualify as a REIT for federal and state tax purposes by electing and maintaining REIT status and operating in compliance with REIT income and assets tests, as further described in this Agreement, and authorizing the Manager to take actions as may be required to preserve REIT qualification. If any provision of this Agreement conflicts with REIT rules, that provision shall be deemed automatically modified to preserve REIT status.

ARTICLE 3
COMPANY OFFICES

Section 3.1 Registered Office. The registered office of the Company in Delaware required by the Act shall be as set forth in the Company's Certificate of Formation until such time as the registered office is changed in accordance with the Act.

Section 3.2 Principal Executive Office. The principal executive office for the transaction of the business of the Company shall be fixed by the Manager within or without the State of Delaware. The initial principal office address is 8347 Russell Ave. S., Minneapolis, MN 55431.

Section 3.3 Other Offices. The Manager may at any time establish other business offices within or without the State of Delaware.

ARTICLE 4
MEMBERS; LIMITED LIABILITY OF MEMBERS; CLASSES; INTERESTS OF MEMBERS; CERTIFICATES; VOTING RIGHTS; MEETINGS OF MEMBERS

Section 4.1 Members. Each Person admitted as a Member of the Company pursuant to the Act and this Agreement, shall be a Member of the Company until they cease to be a Member in accordance with the provisions of the Act, the Certificate of Formation, or this Agreement. Upon the admission of any new Member, the Company shall update its records to reflect the name, address, Capital Contribution, and date admitted as a Member.

Section 4.2 Limited Liability. Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

Section 4.3 Nature of Membership Interest; Agreement Is Binding upon Successors. The Interests of Members in the Company constitute their personal property. No Member has any interest in any specific asset or property of the Company. In the event of the death or legal disability of any Member, the executor, trustee, administrator, guardian, conservator or other legal representative of such Member shall be bound by the provisions of this Agreement. If a Member who is not a natural person is dissolved or terminated, the successor of such Member shall be bound by the provisions of this Agreement.

Section 4.4 Certificates Evidencing Interests. It is not the intention to issue the Members certificates evidencing their Membership Units. However, the Company may issue to every Member of the Company a certificate signed by the Manager specifying the Interest of such Member. If a certificate for registered interests is worn out or lost, it may be renewed on production of the worn-out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of the Manager.

Section 4.5 Classes of Members. The Company shall have two (2) classes of Members: Class A Members and Class B Members. Each such class of Members shall have the rights, powers, duties, obligations, preferences and privileges set forth in this Agreement. The names and addresses of the Members shall be maintained by the Company.

4.6 Voting Rights

4.6.1 Except as may otherwise be provided in the Act, the Certificate of Formation, or this Agreement, each of the Class B Members hereby waives his/her/its right to vote on any matters, other than those set in Section 4.6.4, Section 5.12.2 and 5.12.3, and Section 17.2.2 and 17.2.3, which in such cases, the Class B Units shall be entitled to one vote per Class B Unit held of record on the Company's books. The Class A Units shall be entitled to one vote per Class A Unit held of record on the Company's books as to matters that come before the Members for a vote. Business and affairs of Company and decisions on day to day operations shall be managed by the Manager pursuant to Section 5.1.

4.6.2 Only Class A Members will be entitled to vote on matters stated in Section 4.6.3.

4.6.3 The Affirmative vote of 51% of all Class A Members shall be required to:

  (i) approve a sale of substantially all of the assets of the Company with an expected return of less than ten percent (10%);

  (ii) amend the Certificate of Formation or make substantive or material amendments to this Agreement per Section 17.2.1; and

  (iii) remove or replace the Manager.

4.6.4 Subject to the Act and the Certificate of Formation, the affirmative vote of Members, except for the Manager, holding seventy-five percent (75%) of the Percentage Interests of the Company as a whole voting at a duly held meeting at which a quorum of each class is present shall be required to issue a Notice to Perform or remove the Manager for Cause pursuant to Section 5.12.3 below.

4.6.5 Without limiting the preceding provisions, no Person shall be entitled to exercise any voting rights as a Member until such Person (i) has been admitted as a Member, and (ii) has paid the Capital Contribution required hereunder.

Section 4.7 Place of Meetings. All meetings of the Members may be held at any place within the United States designated by the Manager. The meetings may occur in-person, telephonically, or digitally using available technology. The Manager shall have sole discretion as to the manner in which meetings of the Members are carried out.

Section 4.8 Meetings of Members. No annual meeting of the Members shall be required. Notwithstanding the foregoing, a meeting of the Members for the purpose of taking any action permitted to be taken by the Members hereunder may be called by the Manager, or by any Member representing a majority of the Percentage Interests. Upon request in writing that a meeting of Members be called for any proper purpose, the Manager shall cause notice to be given to the Members entitled to vote that a meeting will be held at a time established and set by the Manager. Such notices shall state: (1) the place, date and hour of the meeting; and, (2) those matters which the Manager, at the time of the mailing of the notice, intends to present for action by the Members.

Section 4.9 Quorum. The presence at any meeting in person or by proxy of Members holding not less than a seventy-five percent (75%) of the Percentage Interests of the class or classes entitled to vote at such meeting shall constitute a quorum for the transaction of business. This section shall not be interpreted to alter the votes required by this Agreement.

Section 4.10 Waiver of Notice. If any notice is required to be given to any Member, a written signed waiver by that Member shall be equivalent to the giving of such notice, regardless of when such waiver was signed.

Section 4.11 Action by Members Without a Meeting. Any action which, under any provision of the Act or the Certificate of Formation or this Agreement may be taken at a meeting of the Members, may be taken without a meeting, and without notice. Such action may be taken without a meeting if a written consent of such action, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting with all of the voting Members as if the vote were taken during a meeting.

Any Member giving a written consent, or the Member's proxyholders, or a personal representative of the Member or their respective proxyholders, may revoke the consent by a writing received by the Manager prior to the time that written consents of the number of votes required to authorize the proposed action have been filed with the Manager, but may not do so thereafter. Such revocation is effective upon its receipt by the Manager or, if there shall be no person then holding such office, upon its receipt by any other officer or Manager of the Company.

Section 4.12 Record Date. The Manager shall fix a time in the future as a record date (the "Record Date") for the determination of the Members entitled to notice of and to vote at any meeting of Members or entitled to give consent to action by the Company in writing without a meeting, to receive any report, to call a Call Amount pursuant to section (X), to receive any dividend or distribution, or any allotment of rights, or to exercise rights with respect to any change, conversion or exchange of interests. The Record Date so fixed shall be not more than sixty (60) days nor less than ten (10) days prior to the date of any meeting, nor more than sixty (60) days prior to any other event for the purposes of which it is fixed. When a Record Date is so fixed, only Members of record at the close of business on that date are entitled to notice of and to vote at any such meeting, to give consent without a meeting, to receive any report, to receive a dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any interests on the books of the Company after the Record Date, except as otherwise provided by statute or in the Certificate of Formation or this Agreement.

Section 4.13 Members and Managers May Participate in Other Activities. Each Member and Manager of the Company, either individually or with others, shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. No Member or Manager shall be obligated to offer to the Company or to the other Members any opportunity to participate in any such other business venture. Neither the Company nor the other Members shall have any right to any income or profit derived from any such other business venture of a Member, Manager or Affiliate. A Member or Manager may engage in incidental use of the Company's computers, communication systems, or internet facilities for other business activities so long as such usage has no material impact upon the Company's facilities and equipment.

Section 4.14 Members Are Not Agents. The management of the Company is vested in the Manager. The Members shall have no power to participate in the management of the Company except as expressly authorized by the Act, this Agreement or the Certificate of Formation. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Manager, have any power or authority to bind or act on behalf of the

Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose. Any attempt to do so is null and void ab initio.

Section 4.15 Transactions of Members with the Company. Subject to any limitations set forth in this Agreement and with the prior written approval of the Manager, a Member may lend money to and transact other business with the Company, such as providing services for compensation. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a Person who is not a Member. Any such loan or other transaction shall not be deemed a Capital Contribution under this Agreement unless specifically approved upon, in writing, by the Manager.

Section 4.16 Loans between Members and the Company. Without limiting Section 4.15, no Member shall be obligated to lend money to the Company. No Member may lend money to the Company without the prior written approval of the Manager. Any loan by a Member to the Company with the required approval of the Manager shall be separately entered on the books of the Company as a loan to the Company and not as a Capital Contribution, shall bear interest at such commercially reasonable rate as may be agreed upon by the lending Member and the Manager, and shall be evidenced by a promissory note containing commercially reasonable terms duly executed by the Manager. In the event a loan is made by a Member and no promissory note is issued by the Company, then such amount shall be treated as a loan and bear interest at the rate of the Prime Rate plus two percent (2%) per annum.

Section 4.17 Withdrawal. No Class B Member may have the right to voluntarily or involuntarily withdraw, resign, or otherwise disassociate (a "Withdrawal" or to "Withdraw") or receive a return of its Capital Contribution and any unpaid distributions from the Company for a period of five (5) years from the Unit Issue Date (the "Five Year Term") applicable to said Class B Member except (1) on the prior written consent of the Manager, which may be withheld, conditioned or delayed in Manger's sole discretion; or, (2) upon the occurrence of a Capital Event, whichever is early. Any Withdrawal for which no consent has been given shall be null, void and of no effect whatsoever. Class A Members shall have the sole and exclusive authority to grant, convey, sell, transfer, hypothecate, disassociate or otherwise dispose of all or a portion of the Class A Interests without input or vote of the Class B Members.

Section 4.18 Permitted Withdrawal and Redemption Requests. After the Five Year Term, a Class B Member may request that the Company redeem, from said Member, a minimum of twenty percent (20%) and a maximum of one hundred percent (100%) of the then outstanding Class B Units held by the Member at the time of request per fiscal year. In the event a Member desires redemption and qualifies for the same, said Member ("Redeeming Member") shall submit a written request ("Redemption Request") to Withdraw and for the Company to redeem said Member's Units no less than a minimum of twenty percent (20%) and up to a maximum of one hundred percent (100%) of the then outstanding Class B Units held by the Member at the time of request per fiscal year. The Redemption Request shall specify the number of Units ("Request Units") to be redeemed, provided, however, that for the avoidance of doubt, a Member may only request the redemption of Units that have been issued and outstanding for longer than the Five (5) Year Term. The Request Units shall be in a whole number and in no case shall be less than twenty percent (20%) of the of the Member's then outstanding Units at the time of the request. The Redemption Request shall be effective on the last day of the Fiscal Year after said request is actually received by the Company; redemptions will be closed prior to the end of each Fiscal Year and Members must have delivered a completed Redemption Request to the Manager no later than October 31 in order to be eligible to participate in a redemption in a given Fiscal Year. Notwithstanding anything contained herein to the contrary, the Company's ability to meet Redemption Requests is wholly contingent upon the sufficiency and availability of Cash Available for Redemption and shall be subject to Manager's sole and absolute discretion. Furthermore, the Company may, in its sole and absolute discretion convert any Redemption Request to a number of Request Units equal to one hundred percent (100%) of the then outstanding Class B Units held by the Member at the time of request, regardless of the number of Request Units specified in the original Redemption Request.

Section 4.19 Redemption Requests; Sufficient Cash Available for Redemption. To the extent there is sufficient and available Cash Available for Redemption, as determined by the Manager in its sole and absolute discretion, to meet all Redemption Requests timely delivered by Redeeming Members by October 31, the Company shall redeem such Request Units from all Redeeming Members for the Redemption Price per Unit. The Manager may, at Manager's sole discretion, allocate the Cash Available for Redemption amongst all Redeeming Members pro rata based on the number of Request Units each Member has requested Redeemed. The "Redemption Price" shall be no less than one hundred percent (100%) of the Capital Contribution paid for by the Member for the Redemption Units. The Manager may fulfill a Redemption Request and pay the Redemption Price in one payment or several payments at the Manager's sole discretion. The Redemption Price shall be determined at the time the Redemption Request is received by the Manager and shall be determined at the sole discretion of the Manager, rounded down to the nearest $0.01.

Section 4.20 Redemption Requests Terms. Closing on the redemption of Request Units may occur electronically no later than the last Business Day of the Fiscal Year and the Company shall tender cash or other readily available funds to the Redemption Members in payment of the Redemption Price for the Request Units. Upon receipt by each Redeeming Member of the Redemption Price due said Member for said Member's Request Units, said Redeeming Member shall promptly execute and deliver any documents of transfer requested by the Company to evidence such redemption. The Company may assess a reasonable processing fee (the "Processing Fee") per Redemption Request. The Company may, in its discretion, assess this Processing Fee against the Redemption Price for the Request Units. Notwithstanding Section 11.1, or anything else herein, to the contrary, the Redeeming Member is not eligible to receive distributions (made pursuant to Section 11.1 or otherwise) on Request Units in the month in which said Member has been redeemed for said Request Units. Upon the receipt of a Redemption Request by the Manager, Member forfeits any distribution that would otherwise be owed to Member for the period of time between the time the Redemption Request was made and the payment of the Redemption Price.

4.21 Manager's Discretion. The Manager has sole and absolute discretion as to:

(i) whether to grant a Redemption Request, in part or in full;
(ii) the amount of Cash Available for Redemption;
(iii) the timing of the payment to a Redeeming Member, insofar that a Redemption Request payment complies with the timing requirements under this Agreement;
(iv) whether to allocate the Cash Available for Redemption amongst one or more Members and/or Redemption Units.

The Company's failure to pay the Redemption Price to the Redeeming Member in a timely manner will not give rise to default under the terms of this Agreement. In such a case, the Redemption Request for the un-Redeemed Redemption Units will be deemed to have been denied by the Manager as of the date the Redemption Request was received. In such a case, the Members unpaid, but owed distributions will be owed to Member, however Manager has sole and absolute discretion on the timing and amount of payment of those owed but unpaid distributions.

The Manager shall not be liable to any Member for any action as provided in Section 4.21 (i)-(iv).

Section 4.22 Mandatory Redemptions Applicable to ERISA Investors. The Company may issue Units to an ERISA Investor in exchange for Capital Contribution(s) and the Manager may admit such ERISA Investor as a Member subject to the terms hereof; provided, that the Manager shall only accept Capital Contributions from an ERISA Investor and issue Units in exchange thereof (and admit said ERISA Investor as a Member if applicable) if, after said issuance, the Units held by ERISA Investors, collectively, would be less than twenty five percent (25%) of the Units then outstanding. At all times, the number of Units held by ERISA Investors shall be less than twenty-five percent (25%) of all Units then outstanding. For purposes of this calculation, the term "Member" shall include Assignees. This limitation shall be referred to as the "ERISA Investor Restriction." If as a result of a Member Withdrawal, redemption or otherwise or issuance of additional Units, the Company violates or will violate the ERISA Investor Restriction, the Manager has the right, exercisable in its sole discretion, to cause the Company to redeem outstanding Units that are then held by ERISA Investors, on a pro rata basis, as is or may be necessary to ensure that the Company does not violate the ERISA Investor Restriction. In the event the Manager determines to exercise its rights under this Section 4.22, the Manager shall give each ERISA Investor immediate written notice of said determination, and in such Writing shall advise each ERISA Investor of the number of Units to be redeemed from said Investor, the effective date of such redemption and the Redemption Price to be paid to such Investor. Upon the effective date of such redemption, the Manager shall cause the Company to tender to each ERISA Investor the Redemption Price applicable to said Investor as directed by said Investor. No fees shall be assessed by the Company on a redemption occurring pursuant to this Section.

Section 4.23 Company Option to Redeem. If a Member's Units are Transferred (the "Involuntary Transferred Units") due to said Member's death or by any court or other judicial authority, including, but not limited to, Transfers ordered in a Bankruptcy proceeding, divorce, or as a result of garnishment, attachment or execution, the Company has the option, exercisable in its sole and exclusive discretion, to redeem all, but not less than all, of the Involuntary Transferred Units for the price and upon the terms as the Manager may reasonably determine. Within thirty (30) Business Days after the date on which the Company receives written notice of the applicable event, the Company shall provide written notice of its exercise of its option to redeem to the Member, the court and the proposed assignee and/or the successor of the Class B Member (the "Successor") as applicable (the "Option Notice"). The redemption price for the Involuntary Transferred Units shall be an amount equal to their Redemption Price less the Processing Fee and less all any and all loss, liability, damages, loss and expenses incurred by the Company as a result of or related to the Transfer. In the event the Company has an offset rights hereunder and exercises the same, then the Company shall notify in writing the Class B Member, the court and/or Successor, as applicable, of the amount of offset, with reasonable detail and documentation regarding the same, and shall provide the amount of the Redemption Price as reduced by any offset.

Section 4.24 The closing of the redemption of the Involuntary Transferred Units may occur electronically or as the Manager may determine and shall take place within six (6) months after the Option Notice is sent by the Manager. The Company's failure to pay the redemption price for the Involuntary Transferred Units to the Successor in a timely manner will not give rise to default under the terms of this Agreement. In such a case, the Option Notice will be deemed to have been rescinded as of the date it was received. In such a case, the Member's unpaid, but owed distributions will be owed to the Member, however the Manager has sole and absolute discretion on the timing and amount of payment of those owed but unpaid distributions.

Section 4.25 Notwithstanding anything else contained herein to the contrary, the Successor and/or the applicable Member shall merely be an assignee from and after the date of the applicable event causing the Transfer, and such Successor and/or the applicable Member shall thereinafter have no right to exercise rights of a Member hereunder.

Section 4.26 In the event that any Successor and/or the applicable Member ("Defaulting Person") shall be required to sell its Involuntary Transfer Units hereunder, and in the further event that Defaulting Person is unable to, or for any reason does not, deliver such Involuntary Transfer Units and necessary documentation to the Company and the Manager in accordance with the applicable provisions of this Agreement, then the Company may deposit the applicable Redemption Price for such Involuntary Transfer Units, by certified check, wire, ACH, or direct deposit of cash with the Company's primary bank, as agent or trustee, or in escrow, for such Defaulting Person, to be held by the bank until withdrawn by such Defaulting Person.

Upon the deposit of the Redemption Price as provided for herein and upon notice in writing to the Defaulting Person, the Involuntary Transfer Units of such Defaulting Person to be redeemed shall at such time be deemed to have been redeemed by and conveyed to the Company, and such Defaulting Person shall have no further rights thereto, and the Company shall record the redemption in its books and records.

ARTICLE 5
MANAGEMENT OF THE COMPANY

Section 5.1 Manager. The business and affairs of the Company shall be managed, and all its powers shall be exercised by or under the direction of the Manager.

Section 5.2 Powers of the Manager. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Manager shall have the following powers and authorities:

5.2.1 To conduct, manage and control the business and affairs of the Company and to make such rules and regulations as the Manager shall deem to be in the best interests of the Company;

5.2.2 to appoint and remove officers, agents and employees of the Company, prescribe their duties and fix their compensation;

5.2.3 to lend money and borrow money and incur indebtedness for the purposes of the Company and to cause to be executed and delivered therefor, in the Company's name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, guaranty agreements, hypothecations or other evidence of debt and securities therefor;

5.2.4 to designate an executive and/or other committees to serve at the pleasure of the Manager, and to prescribe the manner in which proceedings of such committees shall be conducted;

5.2.5 to lease, rent, acquire real and personal property, arrange financing and enter into contracts;

5.2.6 to act as agent of the Company before regulatory, administrative, and governmental proceedings; utilities; and similar entities and actions;

5.2.7 to enter into any business arrangement with unaffiliated Persons including, without limitation, entering into joint venture, partnerships, joint tenancy, mergers and similar transactions;

5.2.8 to establish the Capital Contribution required to purchase a single Unit of Interest in the Company and the minimum number of Units that must be purchased in a single transaction;

5.2.9 to make an election to be taxed as a corporation;

5.2.10 to make all other arrangements and do all things which are necessary or convenient to the conduct, promotion or attainment of the business, purposes, or activities of the Company; and

5.2.11 to the extent necessary or appropriate to maintain the status of the Company as a REIT under Section 856 of the Code, and avoid the imposition of any federal income or excise tax, the exercise of any rights of the Company to require Members to take actions that result in consent dividends within the meaning of Section 565 of the Code.

Section 5.3 Agency Authority of Manager. The Manager, acting alone, is authorized to endorse checks, drafts, and other evidence of indebtedness made payable to the order of the Company.

Section 5.4 Limited Liability. Except as expressly set forth in this Agreement or required by law, no Manager shall be personally liable for any debt, obligation,

Section 5.5 Standards of Conduct; Modification of Duties.

5.5.1 Notwithstanding any other provision of this Agreement or other applicable law, whenever in this Agreement or any other agreement contemplated hereby or otherwise, the Manager, in its capacity as the manager of Company, is permitted to or required to make a decision, the Manager shall be entitled to consider only such interests and factors as it desires, including its own interests, to give any consideration to any interest of or factors affecting Company or the Members, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the Act or under any other law, rule or regulation.

5.5.2 Except as is provided in Section 5.5.3, the Members acknowledge and agree that the Manager, in managing the Company, does not owe any fiduciary duties to the Members and/or to the Company including: (1) the duty of loyalty and good faith; and, (2) the duty of reasonable care and diligence.

5.5.3 The Manager shall not exercise its duty of loyalty and good faith and duty of reasonable care and diligence so as to perform above (1) the standard of willful or intentional misconduct; (2) gross negligence; or, (3) knowing violation of the law by the Manager.

5.5.4 The Members hereby waive any right to bring direct or derivative claims for breach of fiduciary duty (duties) that they, as Members, may have against the Manager (1) as Members; or, (2) on behalf of the Company, unless such claims violate the standards as stated under Section 5.5.3.

5.5.5 This Section 5.5 is written and agreed to pursuant the Act and applicable Delaware law, whether such law is derived from statute, regulation, common law, or in equity.

5.6 Duties of Manager to Creditors. Except as expressly set forth in this Agreement, to the fullest extent permitted by law, the Manager shall not have any duties or liabilities, including fiduciary duties other than the duties of good faith and fair dealing as limited through Section 5.5, to any Member as creditor or any other creditor of Company, and the provisions of this Agreement.

5.7 REIT Compliance. Without limiting the generality of Section 5.2, the Manager shall be deemed to have the authority of a "trustee or director" under Section 856(a)(1) of the Code and Treas. Reg. §1.856-1(b)(1). Furthermore, not withstanding anything to the contrary in Section 5.2, the Manager cannot take actions that could jeopardize the Company's REIT qualification, provided however that the Manager shall not be liable for good-faith decisions seeking to achieve or maintain REIT compliance.

5.8 No Duty of Manager to Members Tax Consequences. The Members expressly acknowledge that the Manager is under no obligation to consider the separate interests of the Members (including, without limitation, the tax consequences to Members) in deciding whether to cause Company to take (or decline to take) any actions, and the Manager shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by Members in connection with such decisions.

5.9 Manager's Protection from Apparent Authority. The Manager shall be protected when acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by Manager to be authorized or genuine and to have been signed or presented by person(s) with proper authority.

5.10 Manager May Consult. The Manager may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, or other consultants and advisers selected by them. Any action taken or not taken by Manager in reliance upon the advice or opinion of such advisors (as to matters that the Manager reasonably believes to be within such Person's professional or expert competence) shall raise a conclusive presumption that such action or non-action was taken in good faith and in accordance with such advice or opinion.

5.11 Authority to Delegate. The Manager shall have the right, with respect to any of their powers or obligations as provided in this Agreement, to act through any of their duly authorized officers or any duly appointed agent, attorney, or attorneys-in-fact. Each such agent or attorney shall, to the extent provided by the Manager in written the power of attorney, have full power and authority to do and perform each and every act and duty that is permitted or required to be done by the Manager as provided in this Agreement.

Section 5.12 Election and Removal of Manager. The initial Manager is Farmland Management, LLC, a Delaware limited liability company.

5.12.1 Subsequent Managers shall be elected by (i) the vote of Members holding not less than a fifty-one percent (51%) the Class A Interests at any meeting of the Members, or (ii) by written consent of Members holding not less than a majority of the Class A Interests. Except as otherwise provided by the Act or the Articles of Formation, the Manager shall hold office until dissolution, his or her death, Bankruptcy, mental incompetence, resignation or removal.

5.12.2. Removal of Manager for Cause. All Class A and Class B Members (other than the Manager) who collectively own seventy-five percent (75%) of the total Interests shall issue a notice to the Manager in accordance with the notice provision in this Agreement (the "Notice to Perform"). The Notice to Perform shall describe the matters of concern to the Members and shall give the Manager up to sixty (60) days to correct the matter of concern to the satisfaction of the voting Members. If the Manager fails to respond to the concerns or demands contained in such Notice to Perform then the Manager may be immediately removed, temporarily or permanently, "for Cause" determined by:

(i) A unanimous vote of the Members pursuant to Section 5.12.3, or
(ii) by an arbitrator or judge per Section 17.9 of this Agreement. Note, however, that removal of the Manager may require approval of a lender or substitution of a loan guarantor if any loan was conditioned on the qualifications of the Manager.

5.12.3 The Manager may be removed for Cause upon the affirmative vote of one hundred percent (100%) of the Percentage Interests of the Class B Members. For purposes of removal of a Manager, "for Cause" shall mean any of the following:

(i) Breach or default (and subsequent failure to cure or commence to cure) by the Manager of any material term or obligation under this Agreement that is not waived in writing by a majority of the Class B Members or cured (or the cure has not commenced) within sixty (60) days of notice of the alleged breach or default;

(ii) The knowing, willful and continued failure of the Manager to materially and substantially perform Manager's customary duties (other than due to such party's death or incapacity due to physical or mental illness), the reckless disregard of the performance of Manager, or the willful engaging by the Manager in gross misconduct or negligence which is materially and substantially injurious to the Company, monetarily or otherwise; or

(iii) Knowingly and intentionally making materially false, misleading, or inaccurate statements in connection with the rendering of services as a Manager that results in material and substantial financial damage to the Company.

5.12.4 The proposed removal of any Manager other than based upon this Section 5.12 shall first be subject to written notice setting forth the alleged basis for the removal. Upon receipt of written notice, the recipient Manager shall have up to sixty (60) days to cure (or commence to cure) the alleged basis for removal. Any dispute regarding whether the alleged basis has been cured shall be subject to the dispute resolution provisions of Section 17.9.

Section 5.13 Resignation or Death/Disability of Manager. The Manager may resign at any time by giving written notice to the Members without prejudice to the rights, if any, of the Company under any contract to which such Manager is a party. The resignation of a manager shall take effect upon receipt of that notice or at such later time as shall be specified in the notice; and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective.

From time to time, the Manager may implement a succession plan regarding the management of the Company and disposition of the Manager's Membership Interests the event of the dissolution, death, or disability of the Manager.

Section 5.14 Manager May Engage in Other Activities. The Manager of the Company shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. No Manager shall be obligated to offer to the Company or its Members any opportunity to participate in any such other business venture. The Company shall not have any right to any income or profit derived from any such other business venture of the Manager.

This Section 5.14 applies to the Persons who control the Manager, as well as the Manager. Those Persons are permitted to participate in other business ventures and such Persons shall not be liable to the Company or the Members for participating or spending their time in other business ventures.

Section 5.15 Transactions of the Manager with the Company. The Manager (including its members and Affiliates) may lend money to and transact other business with the Company. Subject to applicable law, the Manager has the same rights and obligations with respect thereto as a Person who is not a Member or Manager. In the event the Manager transacts with the Company, such transaction shall have commercially reasonable terms for similar transactions in the area in which the transaction took place. Manager may authorize an affiliated or unaffiliated third party to act on behalf of the Company with respect to such a transaction with the Manager. No presumption of a breach of duties pursuant to Section 5.5(C) or bad faith shall arise if Manager does not appoint an agent to represent the Company in a transaction with the Manager. If the terms of the transaction are on commercially reasonable terms for similar transactions in the area in which the transaction took place, then it shall be presumed that Manager acted in accordance with their duties and in good faith arising from this Agreement and in law or equity.

Section 5.16 Compensation of Manager.

The Manager shall be entitled to the following fees:

5.16.1 *Asset Management.* The Manager will charge the Company an annual asset management fee equal to 3% of the aggregate capital accounts of Investors, paid monthly.

5.16.2 *Acquisition of Property.* Where the Company owns property directly or is the sole owner of an entity that owns property, the Manager will receive an acquisition fee equal to 2% of the total purchase price of each property.

5.17 Expenses Borne by Manager. In the event Manager incurs expenses on behalf of the Company, the Company shall reimburse Manager for such expenses if such expenses are reasonable and in furtherance of the Company's purposes and objectives.


ARTICLE 6
MEETINGS OF MANAGER


Section 6.1 Place of Meetings. So long as there is only one Manager, no notice of Meetings of the Manager shall be required and the Manager may conduct its business at any place within or without the State of Delaware that has been designated from time to time by the Manager.

Section 6.2 Action by Managers Without a Meeting. Any action required or permitted to be taken by the Manager may be taken without a meeting if the Manager shall consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Manager.


ARTICLE 7
OFFICERS


Section 7.1 General. The Manager may determine from time to time to appoint one or more individuals as officers of the Company. An officer need not be a Member or Manager of the Company, and any number of offices may be held by the same person. The Manager shall determine the nature and extent of the duties to be performed by any officer, which shall be reduced to writing. Officers may be designated from time to time by the Manager at Manager's sole discretion.

Section 7.2 Appointment and Removal. The officers shall be appointed by the Manager. Each officer, including an officer elected to fill a vacancy, shall hold office at the pleasure of the Manager. Any officer may be removed, with or without cause, at any time by the Manager.

Section 7.3 Employment Agreement. Each officer may be required to sign an employment agreement that may delineate the duties, obligations, authorizations, compensation, and covenants that an officer must agree to as a condition precedent appointment. Such an employment agreement may identify itself as confidential. If identified as confidential, Members will not have a right as Members to receive or inspect such an employment agreement. The duties, obligations, authorizations, and covenants arising from such an employment agreement with an officer are independent of this Agreement and may survive appointment of an officer under this Agreement.


ARTICLE 8
CAPITAL CONTRIBUTIONS


Section 8.1 Capital Contributions. Each Member shall make a cash contribution to the Company's capital in the amount shown in the subscription agreement provided to a Member at the time the Membership interests are purchased. Except as provided in this Agreement, no Member may withdraw his or her Capital Contribution.

Section 8.2 Capital Accounts. The Company shall maintain for each Member a separate Capital Account in accordance with Treasury Regulations Section 1.704-1(b). Upon a valid transfer of a Membership Interest in accordance with Article 9 such Member's Capital Account shall carry over to the new owner.

Section 8.3 No Interest. No Member shall be entitled to interest on its Capital Account.

Section 8.4 Additional Capital Contributions.

No Member shall be obligated to contribute additional capital to the Company in addition to the initial Capital Contribution. No Member shall be permitted or authorized to make any additional Capital Contribution without the prior approval or at the request of the Manager. Additional Capital Contributions may be necessary to accomplish the purposes and objectives of the Company. The Class C Members and Class D Members acknowledge that their Membership Interests may change (including being diluted) from time to time as a result of adding new Members to obtain additional Capital Contributions or from the voluntary funding of a Member(s)'s additional Capital Contributions. With respect to any additional Capital Contribution, the price per Membership Interest shall be the price of the relevant class of Membership Interests at the time the additional Capital Contribution is approved by the Manager, as set by the Manager from time to time.

Such Member or Members making additional Capital Contributions shall receive a Capital Account credit for each such additional Capital Contribution at the time and in the amount that such Capital Contribution is received by the Company and the related Percentage Interests shall be adjusted accordingly in the records of the Company.

In the event the Member has an obligation under this Agreement or another instrument to make an additional capital contribution, the terms of that agreement will bind the Company and the Member, including any agreements as to the Price per Share.

Section 8.5 No Withdrawal. Except as expressly provided in this Agreement, no Class B Member shall have the right to withdraw from the Company all or any part of his or its Capital Contribution without the written consent of the Manager.

Section 8.6 Receipt of Capital Contribution upon Dissolution. No Member shall receive any part of his or its Capital Contribution upon the dissolution of the Company until:

8.6.1   all liabilities of the Company, except liabilities to Members on account of their Capital Contributions, have been paid or there remains property of the Company sufficient to pay them; or,

8.6.2   the Articles of Organization or this Agreement is canceled or so amended as to permit the withdrawal or reduction of Capital Contributions by Members.

Section 8.7 Cash Only. A Member, irrespective of the nature of his or its Capital Contribution, shall only have the right to demand and receive cash in return for his or its Capital Contribution.


ARTICLE 9
CAPITAL ACCOUNTS


Section 9.1 A single Capital Account shall be established and maintained for each Member (regardless of the class of Interests owned by such Member and regardless of the time or manner in which such Interests were acquired). In general, under such rules, a Member's Capital Account shall be:

9.1.1 increased by: (i) the amount of money contributed pursuant to Article 8 by the Member to the Company (including the amount of any Company liabilities that are assumed by such Member other than in connection with distribution of Company property); and, (ii) allocations to the Member of Company income and gain (or item thereof), including income and gain exempt from tax; and

9.1.2 decreased by (i) the amount of money distributed to the Member by the Company (including the amount of such Member's individual liabilities that are assumed by the Company other than in connection with contribution of property to the Company), (ii) allocations to the Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to capital account, and (iii) allocations to the Member of Company loss and deduction (or item thereof).

Section 9.2 The Members shall direct the Company's accountants to make all necessary adjustments in each Member's Capital Account as required by the capital accounting rules of Section 704(b) of the Code and the regulations thereunder. Ten or more Members, acting collectively, shall notify the Manager of any non-*de minimus* adjustments such Members believe that the Members' Capital Accounts require. The Company may cure any discrepancies after an analysis at the Manager's sole discretion. After analysis of the Members' Capital Accounts, if there is a dispute, the Company and the Members shall make a good faith effort to resolve the issue. If such cannot be resolved, the Company shall hire an independent Certified Public Accountant ("CPA") to make a determination. The Company and the Member(s) agree to be bound by the independent CPA's determination.


ARTICLE 10
TAX AND ACCOUNTING MATTERS


Section 10.1 Accounting Matters. The Manager shall cause to be maintained complete books and records accurately reflecting the accounts, business and transactions of the Company on a calendar-year basis and using such cash, accrual, or hybrid method of accounting as in the judgment of the Management Committee or the Members, as the case may be, is most appropriate.

Section 10.2 Tax Status and Returns. The Company will be taxed as a corporation for federal and state income tax purposes.

Section 10.4 Manager shall File Tax Returns. The Manager shall prepare or cause to be prepared all tax returns and statements, if any, that must be filed on behalf of the Company with any taxing authority and shall make timely filing thereof. The Manager shall exercise commercially reasonable efforts, to prepare or cause to be prepared and delivered to each Member within ninety (90) days after the end of each calendar year a report setting forth in reasonable detail the information with respect to the Company during such calendar year reasonably required to enable each Member to prepare his or its federal, state and local income tax returns in accordance with applicable law then prevailing. Nonetheless, neither the Manager nor the Company shall be liable to any Member for failing to complete and deliver such tax information within said ninety (90) days and each Member acknowledges that they may have to file for an extension of time to file their personal tax returns.


ARTICLE 11
DISTRIBUTIONS


Section 11.1. Distributions. Subject to the reasonably anticipated business needs and opportunities of the Company, taking into account all debts, liabilities and obligations of the Company then due, working capital and other amounts which the Manager deems necessary for the Company's business or to place into reserves for customary and usual claims with respect to such business, and subject also to any restrictions under applicable law (including, without limitation, any obligation to withhold and remit any amounts to any governmental authority), the Manager shall distribute to the Members in such amounts and at such times as determined by the Manager in its sole discretion which distributions, if made, shall

be in accordance with the Preferred Allocation outlined in **Exhibit "2**." The Company shall strive to make quarterly payments by the fifteenth (15th) day of the following month, proportional to an Investor's Percentage Interest.

Section 11.2. Amounts Withheld. All amounts withheld pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts distributed pursuant to Section 11.1 to the Members with respect to which such amounts were withheld pursuant to this Section 11.2, for all purposes under this Agreement; *provided*, *however*, that if the Company is unable to efficiently attribute such amounts withheld to those Members with respect to which such amounts were withheld, the Company may treat such amounts withheld as distributed to all Members in proportion to their respective Percentage Interests as set forth above. Notwithstanding any other provision of this Agreement, the Manager is authorized to take any action that it determines to be necessary or appropriate to cause the Company to comply with any withholding requirements established under the Code or any other federal, state, local or foreign law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code.

Section 11.3. Special Rules Governing Distributions. Except as otherwise provided in this Agreement (i) any distributions of the Company not expressly payable to the holders of Class B Units shall be payable to the holders of the Class A Units, (ii) any distributions made to the holders of Class B Units as a group shall be divided *pro rata* among such holders based on their respective ownership of the Units of such class, and (iii) no Member shall have any right to distributions except as may be authorized by the Manager.

Section 11.4. Items Taken Into Account. In determining the amount and timing of distributions, the Manager may take into account the following items of income and expense, among others:

11.4.1. The net farm income from properties owned by the Company;

11.4.2. The net proceeds from the sale or refinancing of property;

11.4.3. Cash distributions from, and capital contributions to, entities in which the Company owns an interest;

11.4.4. Debt service on indebtedness of the Company;

11.4.5. Capital expenditures of the Company;

11.4.6. Amounts added to and released from reserve accounts established by the Manager in its sole discretion;

11.4.7. Fees paid to the Manager and its affiliates;

11.4.8. Fees paid to third parties; and

11.4.9. All of the other operating expenses of the Company.

Section 11.5. REIT Distributions. During any period while the Company has in effect an election to be treated as a REIT, the Company shall make at least the minimum distributions required to maintain such election in effect.

Section 11.6 Distribution upon Liquidation. Upon liquidation of the Company, distributions shall be remitted to the Members to the extent and in proportion with their aggregate Capital Contributions until the aggregate amount distributed to such Members in accordance with this Section 11.6 is sufficient to provide for a return of such Members' Capital Contributions by the Company.

Section 11.7. Form of Distributions.

11.7.1 No Member, regardless of the nature of the Member's Capital Contribution, has any right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept a distribution of any asset in kind.

11.7.2 Without limiting the generality of Section 11.7.1, the Manager may, with the consent of the Member receiving the distribution, distribute specific property or assets of the Company to one or more Members.

Section 11.8. Restriction on Distributions. No distribution shall be made if, after giving effect to the distribution the Company would not be able to pay its debts as they become due in the usual course of business.

Section 11.9 Basis of Manager Discretion. The Manager may base a determination that a distribution is not prohibited on any of the following:

11.9.1 financial statements prepared based on accounting practices and principles that are reasonable in the circumstances;

11.9.2 A fair valuation; or

11.9.3 Any other method that is reasonable in the circumstances.

The effect of a distribution is to be measured as of the date the distribution is authorized if the payment is to occur within thirty (30) days after the date of authorization, or the date payment is made if it is to occur more than thirty (30) days after the date of authorization.

Section 11.10 Return of Distributions. Members and Assignees who receive distributions made in violation of the Act or this Agreement shall return such distributions to the Company. Except for those distributions made in violation of the Act or this Agreement, no Member or Assignee shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company. The amount of any distribution returned to the Company by a Member or Assignee or paid by a Member or Assignee for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to the Member or Assignee.

Section 11.11 Withholding from Distributions. To the extent the Company is required by law to withhold or to make tax or other payments on behalf of or with respect to any Member, the Company may withhold such amounts from any distribution and make such payments as so required. For purposes of this Agreement, any such payments or withholdings shall be treated as a distribution to the Member on behalf of whom the withholding or payment was made.

ARTICLE 12
TRANSFER OF INTERESTS; ADMISSION OF MEMBERS; OPTION TO PURCHASE INTEREST OF DECEASED OR DISSOLVED MEMBER

Section 12.1   Transfer of Interests. Except as provided in Section 12.2, Section 12.3, Section 12.4, Section 12.5 and Section 12.6, Class B Units may generally be transferred without the consent of the Company or the Manager.

Section 12.2 REIT Restrictions on Transfer. Notwithstanding Section 12.1, no transfer of Class B Units will be permitted if the transfer could, by itself or in conjunction with other pending or anticipated transfers, jeopardize the status of the Company as a REIT, in the sole discretion of the Manager. A Class B Member seeking to transfer Class B Units, by sale, gift, or otherwise, shall notify the Company no less than thirty (30) days before the proposed transfer, specifying the number of Class B Units and the identity of the proposed transferee. The Company shall, within twenty (20) days, notify the Class B Member that (i) the proposed transfer is permitted, (ii) the proposed transfer is not permitted because it would jeopardize the status of the Company as a REIT, or (iii) the Manager requires additional information to make a determination. The Manager may require the Class B Member to reimburse the Company for any reasonable expenses the Company incurs with the transfer, including attorneys' fees.

Section 12.3 First Right of Refusal.

      12.3.1 **In General**. In the event a Class B Member (the "<u>Selling Member</u>") receives an offer from a third party to acquire all or a portion of his, her, or its Class B Units (the "<u>Transfer Units</u>"), then he, she, or it shall notify the Manager, specifying the Class B Units to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "<u>Sales Notice</u>"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Manager (or a person designated by the Manager) elects to purchase the entire Transfer Units on the terms set forth in the Sales Notice.

      12.3.2 **Special Rules**. The following rules shall apply for purposes of this section:

      (1) If the Manager elects not to purchase the Transfer Units, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to Section 12.2.

      (2) If the Manager elects to purchase the Transfer Units, it shall do so within thirty (30) days.

      (3) If the Manager elects not to purchase the Transfer Units, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

      (4) If the Manager elects to purchase the Transfer Units in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

Section 12. 4. Rights of Assignee. Until and unless a person who is a transferee of Class B Units is admitted to the Company as a Class B Member pursuant to Section 12.7 below, such transferee shall be entitled only to the allocations and distributions with respect to the Transferred Units in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to 6 Del. C. §18-702(b), shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

Section 12.5 Conditions of Transfer. A transfer of Class B Units shall be effective only if:

12.5.1 The transferor has notified the Manager of the proposed transfer at least thirty (30) business days in advance, describing the terms and conditions of the proposed transfer and any other information reasonably requested by the Manager;

12.5.2 The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

12.5.3 A fully executed and acknowledged written transfer agreement between the transferor and the transferee has been filed with the Company;

12.5.4 All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

12.5.5 The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, Section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

Section 12.6. Exceeding Aggregate Ownership Limit. No Transfer of any Member's Interests, whether voluntary or involuntary, shall be valid or effective unless the Manager determines, after consultation with legal counsel acting for the Company that such Transfer will not result in the transferee directly or indirectly owning in excess of the Aggregate Ownership Limit

Section 12.7. Admission of Transferee. Any permitted transferee of Units shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

Section 12.8. Exempt Transfers. The following transactions shall be exempt from the provisions of Section 12.1:

12.8.1 A transfer to or for the benefit of any spouse, child or grandchild of a Class B Member, or to a trust for their exclusive benefit;

12.8.2 Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

12.8.3 The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation);

provided, *however*, that in the case of a transfer pursuant to Section 12.8.1, (i) the transferred Units shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Units shall not thereafter be transferred further in reliance on Section 12.8.1.

Section 12.9. Application to Certain Entities. In the case of a Class B Member that is a Special Purpose Entity, the restrictions set forth in Section 12.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

Section 12.10. Other Transfers Void. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

Section 12.11. Death, Insolvency, Etc. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Units, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Units to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

Section 12.12. Incorporation. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of the this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his or its Units.

Section 12.13. Drag-Along Right. In the event the Manager approves a sale or other disposition of all of the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Class B Member shall represent that he, she, or it owns his or its Units free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Class B Member shall grant to the Manager a power of attorney to act on behalf of such Class B Member in connection with such sale or other disposition; and (iii) each Class B Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

Section 12.14. Waiver of Appraisal Rights. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

Section 12.15. Mandatory Redemptions.

12.15.1. **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Class B Units owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code Section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

12.15.2. **Based on REIT Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Class B Units owned by a Member if the Manager determines that such purchase would be beneficial in allowing the Company to retain its status as a REIT. In making such determination, the Manager need not conclude that such purchase is absolutely necessary for the Company to retain its status as a REIT or that the Company could not retain its status as a REIT in any other way.

12.15.3. **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Class B Units owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (ii) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

12.15.4. **Purchase Price and Payment**. Unless otherwise agreed in writing between the selling Class B Member and the Company, the price of Class B Units purchased and sold pursuant to this Section 12.15 shall be ninety percent (90%) of the amount such Investor would have received with respect to such Class B Units had the Net Asset Value been distributed in complete liquidation of the Company. The purchase price shall be paid by wire transfer or other immediately available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

Section 12.16 Ownership Limitations related to REIT Qualification.

12.16.1 **Basic Restrictions**.

(i)   No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own Interests in excess of the Aggregate Ownership Limit. The number of Interests held in excess of the Aggregate Ownership Limit shall be classified as excessive holdings (the "**Excessive Holdings**").

(ii)   No Excepted Holder shall Beneficially Own or Constructively Own Interests in excess of the Excepted Holder Limit for such Excepted Holder specified by Manager in accordance with Section 12.16.4 below. The number of Interests in excess of the Excepted Holder Limit shall be classified as Excessive Holdings.

(iii)   No Person shall Beneficially Own or Constructively Own Interests to the extent that such Beneficial Ownership or Constructive Ownership of Interests would result in (1) the

Company being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), and (2) the Company otherwise failing to qualify as a REIT (including, but not limited to, Beneficial Ownership or Constructive Ownership that (A) would result in the Company owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code or (B) would cause any income of the Company that would otherwise qualify as "rents from real property" for purposes of Section 856(d) of the Code to fail to qualify as such (including, but not limited to, as a result of causing any entity that the Company intends to treat as an "eligible independent contractor" within the meaning of Section 856(d)(9)(A) of the Code to fail to qualify as such), in either case causing the Company to fail to satisfy any of the gross income requirements of Section 856(c) of the Code).

(iv)   During the period commencing on the One Hundred Members Date, any Transfer of Interests that, if effective, would result in the Interests being beneficially owned by fewer than one hundred (100) Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void *ab initio*, and the intended transferee shall acquire no rights in such Interests.

12.16.2 **Remedies for Breach of REIT Ownership Limits**. If the Manager shall at any time determine in good faith that a Transfer or Non-Transfer Event has taken place that results in a violation of this Section 12.16 or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any Interests in violation of this Section 12.16 (whether or not such violation is intended), the Manager shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or Non-Transfer Event or otherwise prevent such violation, including, without limitation, causing the Company to redeem interests, refusing to give effect to such Transfer or Non-Transfer Event on the books of the Company or instituting proceedings to enjoin such Transfer or Non-Transfer Event; provided, however, that any Transfer or attempted Transfer or other event in violation of this Section 12.16 (or Non-Transfer Event that results in a violation of Section 12.16) shall automatically result in the transfer to the Charitable Trust Account described Section 12.17 below, and, where applicable, such Transfer (or Non-Transfer Event) shall be void *ab initio* as provided above irrespective of any action (or non-action) by the Manager. Nothing herein shall limit the ability of the Manager to grant a waiver as may be permitted under Section 12.16.4 below.

12.16.3 **Notice of Restricted Transfer**. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of Interests that will or may violate this Section 12.16 shall immediately give written notice to the Company of such event or, in the case of such a proposed or attempted transaction, give at least fifteen (15) days prior written notice, and shall provide to the Company such other information as the Company may request in order to determine the effect, if any, of such Transfer or Non- Transfer Event on the Company's qualification as a REIT.

12.16.4 **Exceptions to Ownership Limitations**. Subject to Section 12.16 the Manager, in its sole and absolute discretion, may exempt, either prospectively or retroactively, a Person from the Aggregate Ownership Limit, as the case may be, and (ii) may either establish or increase an Excepted Holder Limit for such Person.

Section 12.17 Charitable Trust Account. The Company shall establish a segregated account within the Company's Register for the purposes of retaining in trust any Excessive Holdings on the account of the Holders violating Aggregate Ownership Limits or an Excepted Holder Limit. Any distributions attributable to the Interests held within the Company Charitable Trust Account shall be accrue to the benefit of a charitable organization(s), identified in the Manager's sole and absolute discretion, and disbursed to the charitable organization(s) on the same date as the relevant distribution is disbursed to the Members entitled to receive the distribution.

Section 12.18. Net Asset Value.

12.18.1. **In General**. The "Net Asset Value" of the Company means the aggregate, net amount that would be available for distribution to the Members if all the assets of the Company were sold for their fair market value and all the liabilities, obligations, and expenses of the Company paid and satisfied. The Manager shall calculate the Net Asset Value from time to time in its sole discretion, but no less than as of the last day of each fiscal year.

12.18.2. **Manner of Calculation**. The Manager may calculate the fair market value of the Company's assets using any method or combination of methods the Manager may determine in its sole discretion, including but not limited to (i) methods using the capitalization rates of comparable assets (typically used for stabilized, income-producing assets); (ii) methods using the sales or offering prices of comparable assets; (iii) estimates obtained from appraisers, real estate brokers, or other qualified persons; (iv) recent offerings of the Company's securities; and (v) other methods the Manager deems appropriate in the circumstances, including the purchase price and/or book value of assets. In the absence of actual fraud, the Manager's determination of the fair market value of the Company's assets shall be final and not subject to dispute.

ARTICLE 13
ACCOUNTING, RECORDS, REPORTING TO AND BY MEMBERS

Section 13.1 Books and Records. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods followed for United States federal income tax purposes. The books and records of the Company shall reflect all the Company's transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain all of the following:

13.1.1 A current list of the full name and last known business or residence address of each Member and Assignee, together with the Capital Contributions, Capital Accounts, and Percentage Interests of each Member or Assignee;

13.1.2 A copy of the Certificate of Formation and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Certificate of Formation or any amendments thereto have been executed;

13.1.3 Copies of the Company's U.S. federal, state and local income tax or information returns and reports, if any, and any tax returns or reports filed by or on behalf of the Company in any other jurisdiction;

13.1.4 A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

13.1.5 Copies of the financial statements of the Company and Copies of all Company contracts;

13.1.6 The accounting records of the Company, including, without limitation, checks, cancelled checks, bank statements, ledgers, invoices and similar records.

Section 13.2 Delivery to Members for Inspection. Upon the request of any Member for purposes reasonably related to the interest of that Person as a Member, the Manager shall promptly deliver to the requesting Member, at the expense of the requesting Member, a copy of the information required to be maintained under Sections 13.1.1, 13.1.2, and 13.1.4 and a copy of this Agreement. Any inspection or copying by a Member under this Article 13 may be made by that Person or that Person's attorney.

Section 13.3 Right to Inspect. Each Member and Manager has the right, upon reasonable request for purposes reasonably related to the interest of the Person as Member or Manager, to:

13.3.1 inspect and copy during normal business hours any of the Company records described in Sections 13.1.1, 13.1.2, and 13.1.4 of this Agreement; and,

13.3.2 obtain from the Manager, promptly after their becoming available, a copy of the Company's U.S. federal, state and local income tax or information returns and reports and any tax returns and reports filed in any other jurisdiction for each fiscal year of the Company.

Section 13.4 Preparation of Financial Reports. The Manager shall be responsible for the preparation of financial reports of the Company and for the coordination of financial matters of the Company with the Company's accountants. Annual compiled financial statements shall be prepared that include a statement showing any item of income, gain, deduction, credit or loss allocable for U.S. federal income tax purposes pursuant to the terms of this Agreement.

Section 13.5 Filings. The Manager, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Manager, at the Company's expense, shall also cause to be prepared and timely filed, with the appropriate federal and state regulatory and administrative bodies, amendments to or restatements of, the Certificate of Formation and all filings or reports required to be filed by the Company with those entities under the Act or other then-current applicable laws, rules, and regulations. The Manager's failure to file such reports/filings shall not be deemed a breach of this Agreement if the Manager determines that not filing such reports/filings is in the interest of the Company. Such determination shall be in the sole discretion of the Manager.

Section 13.4 Bank Accounts. The Manager shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person. In the event the Company is unable to obtain bank accounts, the funds of the Company may be held as determined by the Manager.

Section 13.5   Accounting Decisions and Reliance on Others. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Manager. The Manager may rely upon the advice of the Company's accountants as to whether such decisions are in accordance with accounting methods followed for U.S. federal income tax purposes or for purposes of any other jurisdiction in which the Company does business or is required to file tax returns or reports under applicable law.

Section 13.6   REIT Recordkeeping and Reporting. The Manager shall maintain detailed records of ownership, income sources, and asset values as may be required to prove compliance with REIT qualification. Furthermore, the Members shall provide to Manager, upon reasonable request, information that may be needed for REIT testing.

ARTICLE 14
DISSOLUTION AND LIQUIDATION

Section 14.1 Dissolution. Subject to the provisions of the Act or the Certificate of Formation, the Company shall be dissolved and its affairs wound up upon the first to occur of the following:

    (i) At the time specified in the Certificate of Formation; or

    (ii) Upon the sale of substantially all of the assets of the Company, as authorized by the Manager.

Upon the occurrence of any of the events of dissolution as stated in this Section 14.1 of this Agreement, the Company shall cease to engage in any further business, except to the extent necessary to perform existing obligations, and shall wind up its affairs and liquidate its assets. The Manager shall appoint a liquidating agent who shall have sole authority and control over the winding up and liquidation of the Company's business and affairs and shall diligently pursue the winding up and liquidation of the Company. As soon as practicable after his or her appointment, the liquidating trustee shall cause to be filed a statement of intent to dissolve as required by the Act.

Section 14.2 No Distributions until the Distribution Date. During the course of liquidation, the Members shall continue to share profits and losses, but there shall be no cash distributions to the Members until the Distribution Date (as defined in Section 14.3).

Section 14.3 Liabilities. Liquidation shall continue until the Company's affairs are in such condition that there can be a final accounting, showing that all fixed or liquidated obligations and liabilities of the Company are satisfied or can be adequately provided for under this Agreement. When the liquidating agent has determined that there can be a final accounting, the liquidating agent shall establish a date (not to be later than the end of the taxable year of the liquidation, i.e., the time at which the Company ceases to be a going concern as provided in Section 1.704-1(b)(2)(ii)(g) of the Income Tax Regulations, or, if later, ninety (90) days after the date of such liquidation) for the distribution of the proceeds of liquidation of the Company (the "Distribution Date"). The net proceeds of liquidation of the Company shall be distributed to the Members as provided in Section 14.2 not later than the Distribution Date.

Section 14.4 Wind-Up. Upon dissolution and termination, the Manager or liquidating agent, as the case may be, shall wind up the affairs of the Company, shall sell or wind up all the Company assets as promptly as consistent with obtaining, insofar as possible, the fair value thereof after paying all liabilities, including all costs of dissolution. The proceeds from the liquidation of the assets of the Company and collection of the receivables of the Company, together with the assets distributed in kind, to the extent sufficient therefore, shall be applied and distributed in the following descending order of priority:

    14.4.1 To the payment and discharge of all of the Company's debts, liabilities, and expenses of the Company, including liquidation expenses;

    14.4.2 To the creation of any reserves which the Manager deems necessary or reasonable for any contingent of unforeseen liabilities or obligations of the Company;

    14.4.3 To the payment and discharge of all of the Company's debts and liabilities owing to Members, but if the amount available for payment is insufficient, then pro rata in proportion to the amount of the Company debts and liabilities owing to each Member; and

    14.4.4 To all the Members in the proportion of their respective positive Capital Accounts, as those accounts are determined after all adjustments to such accounts for the taxable year of the Company during which the liquidation occurs as are required by this Agreement and Income Tax Regulations § 1.704-I(b), such adjustments to be made within the time specified in such Income Tax Regulations;

14.4.5 In accordance with Section 11.5 of this Agreement.

Section 14.5 Filings for Termination. Upon dissolution and liquidation of the Company, the liquidating agent shall cause to be executed and filed with the Secretary of State of the State of Delaware, Articles of Termination in accordance with the Act.


ARTICLE 15
INDEMNIFICATION


Section 15.1 Indemnification Proceeding Other than by Company.

15.1.1 The Company shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that the Person is or was a Manager, Member, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a manager, member, shareholder, director, officer, partner, trustee, employee, or agent of any other Person, joint venture, trust or other enterprise, against expenses, including reasonable attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding.

15.1.2 Section 15.1.1 indemnification shall only apply if the Person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

Section 15.2 Indemnification: Proceeding by Company.

15.2.1 The Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Company to procure a judgment in the Company's favor by reason of the fact that the Person is or was a Manager, Member, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Manager, member, shareholder, director, officer, partner, trustee, employee, or agent of any other Person, joint venture, trust, or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by the Person in connection with the defense or settlement of the action or suit if the Person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company.

15.2.2 Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Company or for amounts paid in settlement to the Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 15.3 Mandatory Indemnification. To the extent that a Manager, Member, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in this Article 15, or in defense of any claim, issue or matter therein, he or she must be indemnified by the Company against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense.

Section 15.4 Authorization of Indemnification. Any indemnification under Sections 15.1 and 15.2, unless ordered by a court or advanced pursuant to Section 15.5, may be made by the Company only as authorized in the specific case upon a determination that indemnification of the Manager, Member, officer, employee, or agent is proper in the circumstances. The determination must be made by a majority of the Class B Members if the person seeking indemnity is not a Class B Member; or if the person seeking indemnity is a Class B Member by independent legal counsel selected by the Manager in a written opinion; or by a vote of the majority of Percentage Interests in the Company. The Manager has sole discretion which method to choose.

Section 15.5 Mandatory Advancement of Expenses. The expenses of the Manager, Members and officers incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Manager, Member, or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Company. The provisions of this Section 15.5 do not affect any rights to advancement of expenses to which personnel of the Company other than Managers, Members, or officers may be entitled under any contract or otherwise.

Section 15.6 Effect and Continuation.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to Sections 15.1 – 15.5:

15.6.1 Unless ordered by a court pursuant to Section 15.2 or for the advancement of expenses made pursuant to Section 15.5, may not be made to or on behalf of any Member, Manager or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, breach of fiduciary duty as limited through this Agreement, fraud, or a knowing violation of the law and was material to the cause of action.

15.6.2 Continues for a person who has ceased to be a Member, Manager, officer, employee or agent and inures to the benefit of his or her heirs, executors, and administrators.

Section 15.7 Repeal or Modification. Any repeal or modification of this Article 15 by the Members of the Company shall not adversely affect any right of a Manager, Member, officer, employee, or agent of the Company existing hereunder at the time of such repeal or modification.


ARTICLE 16
DEFAULTS AND REMEDIES


Section 16.1 Defaults. If a Member materially defaults in the performance of his or its obligations under this Agreement, and (a) such default is not cured within ten (10) days after written notice of such default is given by a Manager or any of the other Members to the defaulting Member for a default that can be cured by the payment of money, or (b) within thirty (30) days after written notice of such default is given by a Manager or any of the other Members to the defaulting Member for any other default, then the non-defaulting Members shall have the rights and remedies described in Section 16.2 hereunder in respect of the default.

Section 16.2 Remedies. If a Member fails to perform his or its obligations under this Agreement, the Company and such other Members shall have the right, in addition to all other rights and remedies provided herein, on behalf of himself or itself, the Company or the Members, to bring the matter to arbitration. The award of the arbitrator in such a proceeding may include an order for specific performance by the defaulting Member of his or its obligations under this Agreement, an award for damages for payment of sums due to the Company or to a Member and/or may result in the defaulting Member's expulsion. Upon expulsion, a Member shall no longer have any ongoing rights, but shall be entitled to pro rata allocation and distribution of profits, if any, for the year of expulsion.


ARTICLE 17
MISCELLANEOUS


Section 17.1 Entire Agreement. This Agreement constitutes the entire agreement between the Members with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No party hereto shall be liable or bound to the other in any manner by any warranties, representations or covenants with respect to the subject matter hereof except as specifically set forth herein. This shall not apply to subscription agreements executed by Members pursuant to a securities offering.

Section 17.2   Amendments.

17.2.1 **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

(i)   The correction of typographical errors;

(ii)   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

(iii)   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

(iv)   An amendment the Manager determines to be necessary or appropriate for the Company to qualify as a REIT;

(v)   An amendment that cures ambiguities or inconsistencies in this Agreement;

(vi)   An amendment that adds to its own obligations or responsibilities;

(vii)   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

(viii)   A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

(ix)   A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

(x)   A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

(xi)   An amendment that conforms to the Offering Statement;

(xii)   Any amendments expressly permitted in this Agreement to be made by the Manager acting alone; or

(xiii)   Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Class B Members.

17.2.2 **Amendments Requiring Majority Consent.** Any amendment that has, or could reasonably be expected to have, an adverse effect on the Class B Members, other than amendments described in Section 17.2.1, shall require the consent of the Manager and Class B Members holding a majority of the Class B Units.

17.2.3 **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

(i)   An amendment deleting or adversely modifying any of the amendments already listed in this Section 17.2;

(ii)   An amendment that would require any Class B Member to make additional Capital Contributions; and

(iii)   An amendment that would impose personal liability on any Class B Member.

17.2.4 The Certificate of Formation may be amended by the affirmative vote of all the Class B Members. Any such amendment shall be in writing and shall be executed and filed in accordance with the Act.

Section 17.3 No Waiver. A waiver, amendment or modification of any term or condition of this Agreement must be in writing and signed by the party against whom the waiver, amendment or modification is sought to be enforced. No waiver by any party of any breach hereunder shall be deemed a waiver of any other breach or any subsequent breach.

Section 17.4 Representation of Shares of Companies or Interests in Other Entities. The Manager is authorized to vote, represent, and exercise on behalf of this Company all rights incident to any and all shares of any other company or companies, or any interests in any other Person, in the name of this Company. The authority herein granted to said Manager to vote or represent on behalf of this Company may be exercised by the Manager in person or by any other person authorized so to do by proxy or power of attorney duly executed by said Manager.

Section 17.5 Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

Section 17.6 Severability. If any provision of this Agreement is rendered or declared illegal, invalid or unenforceable by reason of any existing or subsequently enacted legislation or by the final judgment of any court of competent jurisdiction all other provisions of this Agreement shall remain in full force and effect.

Section 17.7 Governing Law. This Agreement shall be governed by and construed in accordance with the substantive laws of the Great State of Delaware (without regard to conflicts of law principles).

Section 17.8 Choice of Venue. Any suit, legal action or proceeding involving any dispute or matter regarding, relating to or arising under this Agreement shall be brought solely in Minnesota. All parties hereby consent to the exercise of personal jurisdiction, and waive all objections based on improper venue and/ or *forum non conveniens*, in connection with or in relation to any such suit, legal action or proceeding. Notwithstanding anything to the contrary, the choice of venue provisions in this Section 17.8 shall not apply to any claim or cause of action arising from federal securities laws.

Section 17.9 Dispute Resolution. In the event of any dispute or disagreement between the parties hereto as to the interpretation of any provision of this Agreement (or the performance of obligations hereunder), the matter, upon written request of any party, shall be referred to representatives of the parties for decision. The representatives shall promptly meet, in good faith, with the assistance of a third-party mediator who has previously practiced law as a litigator. If the representatives do not agree upon a decision within thirty (30) calendar days after reference of the matter to the mediator, any controversy, dispute or claim arising out of or relating in any way to this Agreement or the transactions arising hereunder shall be settled exclusively by arbitration in Montgomery County, MD. Such arbitration shall be administered by JAMS in accordance with its then prevailing expedited rules, by one independent and impartial arbitrator selected in accordance with such rules. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1 et seq. The fees and expenses of JAMS and the arbitrator shall be shared equally by the parties to the dispute and advanced by them from time to time as required; provided that at the conclusion of the arbitration, the arbitrator shall award costs and expenses (including the costs of the arbitration previously advanced and the reasonable fees and expenses of attorneys, accountants and other experts) to the prevailing party, so long as the prevailing party had previously engaged in good faith mediation. Failure of a party to act in good faith during the mediation process shall prohibit the prevailing party to recover any cost of the arbitration and attorney and accounting fees. No pre-arbitration discovery shall be permitted, except that the arbitrator shall have the power in his sole discretion, on application by any party, to order pre-arbitration examination solely of those witnesses and documents that any other party intends to introduce in its case-in-chief at the arbitration hearing. The parties shall instruct the arbitrator to render such arbitrator's award within thirty (30) calendar days following the conclusion of the arbitration hearing. The arbitrator shall not be empowered to award to any party any damages of the type not permitted to be recovered under this Agreement in connection with any dispute between or among the parties arising out of or relating in any way to this Agreement or the transactions arising hereunder, and each party hereby irrevocably waives any right to recover such damages. Notwithstanding anything to the contrary provided in this Section 17.9 and without prejudice to the above procedures, any party may apply to any court of competent jurisdiction for temporary injunctive or other provisional judicial relief if such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the arbitrator is selected and available to hear such party's request for temporary relief. The award rendered by the arbitrator shall be final and not subject to judicial review and judgment thereon may be entered in any court of competent jurisdiction. The decision of the arbitrator shall be in writing and shall set forth findings of fact and conclusions of law. Notwithstanding anything to the contrary, this Section 17.9 Dispute Resolution provision does not apply to claims under the U.S. federal securities laws.

Section 17.10 Payment of Legal Fees and Costs. In the event that a Member initiates or asserts any suit, legal action, claim, counterclaim or proceeding regarding, relating to or arising under this Agreement, the Units, or the Company, including claims under the U.S. federal or state securities laws; and (ii) does not, in a judgment on the merits, substantially achieve, in substance and amount, the full remedy sought or the equivalent is reached in settlement, then the Member shall be obligated to reimburse the Company and any parties indemnified by the Company for any and all fees, costs and expenses of every kind and description (including, but not limited to, all reasonable attorneys' fees, the costs of investigating a claim and other litigation expenses) that the Company and any parties indemnified by the Company may incur in connection with such Claim.

17.11 Notices. All notices, requests, demands and other communications given under or by reason of this Agreement shall be in writing and shall be deemed given (i) upon delivery when delivered in person, (ii) as of 2:00 p.m. on the day after being delivered to a nationally recognized overnight courier; (iii) upon transmission thereof and receipt of the appropriate answerback when delivered by facsimile transmission or by email; or (v) 72 hours after being placed in a depository of the United States mails when delivered by certified mail (return receipt requested), postage prepaid, addressed as follows (or to such other address as a party may specify by notice pursuant to this provision):

(a) If to the Company:
8500 Normandale Lake Blvd.
Suite 350 #1009
Bloomington, MN 55437

OR

info@farmlandreit.com

(b) if to the Member, to the address and contact information provided by the Member to the Company from time to time.

Section 17.12 Titles and Subtitles. The titles of the sections and paragraphs of this Agreement are for convenience only and are not to be considered in construing this Agreement.

Section 17.13 Currency. Unless otherwise specified, all currency amounts in this Agreement refer to the lawful currency of the United States of America.

Section 17.14 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and shall become effective when there exist copies hereof which, when taken together, bear the authorized signatures of each of the parties hereto.

Section 17.15 Tax Matters. The Company makes no representations as to the tax consequences to any Member as a result of the Member's purchase of an Interest, or any other benefits available by virtue of the business, operations, or financial results of the Company. It is not intended that the Company be a tax shelter and it is uncertain that there will be any material tax benefits available to the Members by virtue of the business, operations, or financial results of the Company. The Company has been organized as a limited liability company under the laws of the State of Delaware and, accordingly, it is intended that the Company be treated for federal and Delaware state income tax purposes as a corporation.

Section 17.16 Preparation of Agreement. This Agreement has been prepared by Red Rock Securities Law Inc. an Arizona law firm (the "Law Firm"), counsel for the Company in the course of its representation of it, and:

17.16.1 The Members have been advised to seek independent counsel or have had the opportunity to seek such representation;

17.16.2 The Law Firm has not given any advice or made any representations to the members with respect to the tax consequences of this Agreement;

17.16.3 The Members have been advised that the terms and provisions of this Agreement may have tax consequences and the Members have been advised by the Law Firm to seek independent counsel with respect thereto; and,

17.16.4 The Members have been represented by independent counsel or have had the opportunity to seek such representation with respect to the tax consequences of this Agreement.

EXHIBIT "1"
MEMBER INFORMATION

CLASS A MEMBERS			
MEMBER NAME AND ADDRESS	**CAPITAL CONTRIBUTIONS**	**CLASS A UNITS**	**CLASS A PERCENTAGE INTEREST**
Michael Martin	--	50,000	50%
Bradley Phillips	--	50,000	50%
TOTAL ALL CLASS A MEMBERS:	**$--**	**100,000**	**100%**

CLASS B MEMBERS			
MEMBER NAME AND ADDRESS	**CAPITAL CONTRIBUTIONS**	**CLASS B UNITS**	**CLASS B PERCENTAGE INTEREST**
TOTAL ALL CLASS B MEMBERS:	**$5,000,000**		**100%**

EXHIBIT "2"

Preferred Allocations and Distributions

Preferred Allocations and Distributions of Distributable Amounts

All distributions, if any, made to Class B Members will be in amounts and at times that are at the sole discretion of Manager.

Distributable Amounts determined by the Manager to be distributed to Members shall be allocated and distributed as follows:

- First, one hundred percent (100%) of the Distributable Amounts shall be paid to Class B Members until they receive an amount equal to a prorated, non-compounded per annum IRR of five and one half percent (5.5%) on their respective Capital Contribution (the "Class B Preferred Return").

- Second, after the Class B Members have received their Class B Preferred Return for the specific year in its totality, eighty percent (80%) of the Distributable Amounts shall be paid to the Class B Members as a return of Capital Contributions and the Class A Members will receive twenty percent (20%) of Distributable Amounts.

- Lastly, after all Capital Contributions are returned to Class B Members through Distributable Amounts and their respective Unrecovered Capital Contribution account balances are zero, Class B Members will receive eighty percent (80%) of and the Class A Members will receive twenty percent (20%) of any further Distributable Amounts for the remaining life of the Company payable in amounts and at times that are at the sole discretion of Manager.